AR/S 1-11533

INC

P.E. 12-31-02


SEC MAIL
RECEIVED
PROCESSING
MAR 27 2003
WASH.


03018951



ON THE COVER

The award-winning Toyota Center redevelopment project in Memphis, Tennessee, embodies many of the attributes of Parkway's culture – commitment to excellence in all we do; teamwork and cooperation; dedication to getting the job done right; supporting the communities in which we operate; innovative leadership; open communication; and a winning attitude.

COMMITMENT TO VALUE²

We, the undersigned, subscribe to the Parkway VALUE² Plan. We believe that it is an achievable set of goals albeit ambitious. Through customer service, teamwork, dedication and commitment, we will do our best to maximize value to our shareholders while holding firm to our core values.



The park-like setting of Viad Corporate Center in Phoenix creates a friendly and accommodating work environment. The joint venture of Viad with Investcorp was completed in March 2003.

"We are in the customer retention business."

– STEVEN G. ROGERS, PRESIDENT AND CEO, PARKWAY PROPERTIES

PRESIDENT'S LETTER

Total return to our shareholders during 2002 was 13.4%, which compares favorably to the returns of a number of indices, including NAREIT's Equity REIT and Office Indices, which had total returns of 3.8% and a negative 6.3%, respectively. Despite an increase in office vacancy rates nationally, your company's occupancy rate ended the year at 92.3%. Parkway outperformed the broader indices such as the Dow Jones Industrial Average and the S&P 500, which declined during 2002 by 17% and 23%, respectively. While our growth in equity returns is important, another noteworthy accomplishment in 2002 was the changing composition of our asset base.



78%
78%
82%
80%
71%
98
99
00
01
02

CUSTOMER RETENTION



$3.01
$3.66
$4.01
$4.34
$4.64
98
99
00
01
02

ANNUAL FFO PER SHARE*



$2.38
$2.57
$2.82
$2.86
$3.04
98
99
00
01
02

ANNUAL FAD PER SHARE*



$1.80
$2.00
$2.24
$2.45
$2.56
98
99
00
01
02

DIVIDENDS PAID

*FFO and FAD include non-recurring gains/losses

Primarily through the joint venture with Investcorp International of the 233 North Michigan building in Chicago in May 2002 and the subsequent purchase of five buildings in Phoenix and Houston with the proceeds from the joint venture, the profitability and diversity of Parkway's portfolio grew significantly. This was the Company's first joint venture and demonstrates our commitment to asset recycling, using proceeds to diversify and expand our portfolio into more institutional markets, and increasing our profitability through the management, leasing and construction fees earned through the joint venture structure. This series of activities increased our total portfolio by approximately 1 million square feet, marked our entrance into the Phoenix market, and expanded our presence in Houston, a market where we already have significant assets and a very strong management team.

Our Funds from Operations (FFO) grew 11.2% from $4.19 per diluted share in 2001 to $4.66 per diluted share in 2002, excluding non-recurring gains/losses in both years. Funds available for distribution (FAD) for 2002 were $3.05 per share, also excluding non-recurring gains/losses, a 13.8% increase over the previous year. In addition, the weighted average lease term for new leases signed in 2002 increased to 89 months, a 41% increase over the previous four-year weighted average of 63 months. This increase in lease term added to our FAD costs in 2002 but also added stability and predictability to our rental streams. Our 71% customer retention rate for 2002 was slightly below our five-year average, reflecting the current competitiveness in the leasing market.

Parkway's internally measured net asset value (NAV), a measure of the underlying private market value of our assets, falls in the $34-$38 per common share range. Our stock price traded at the low end of this range during much of 2002. Well-operated REITs with sound strategies and solid balance sheets should trade at modest premiums to NAV, not discounts, due to the liquidity, transparency of information, diversification and the public market discipline management offers. Parkway's team continues to diligently work to perform better in this area.

UNCOMPROMISING FOCUS ON OPERATIONS

Parkway has long been viewed as a leader in the industry in adding value for shareholders through effectively and efficiently operating its assets. In addition to creating value for shareholders via dividends and stock appreciation, having a strong focus on operations creates opportunities for the company to grow and become more profitable.

We believe a company's operating skills transcend local markets, and when implemented properly, a good operator can expand into new markets profitably and efficiently. By focusing on putting the best people on the job, market research, goal setting, customer retention, systems and operations, Parkway delineates itself as a strong ***operator of*** – rather than just an ***investor in*** – real estate. In order to continue this successful approach to business, we must sustain important core principles in key areas of operations. We believe we accomplished this in Phoenix in 2002 and subsequent to year-end in Orlando, where we purchased the Citrus Center.

Our secret to good operating performance is hardly a secret. ***We retain creditworthy customers;*** high customer retention leads to higher occupancy and higher net operating income (NOI). We control operating expenses at the property and corporate level. We finance this NOI intelligently, which creates stable, growing funds from operations. This in turn drives funds available for distribution, which creates higher dividends and presumably stock price appreciation. These last two are about the only things our shareholders routinely ask for and which we steadfastly try to deliver. Doing all of this takes a real effort from the entire Parkway team. It also takes systems and strategies that can and will be executed effectively. In the following pages we will show you how we measure up on these important matters.



$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
Parkway
Dow Jones
S&P 500
1/Nov/98
31/Dec/98
31/Dec/99
31/Dec/00
31/Dec/01
31/Dec/02

*Total return includes stock price appreciation plus dividends.



BB&T Financial Center,
Winston-Salem, North Carolina

In thinking through the important items to discuss in this year's President's letter, I was faced with the challenge of deciding among four or five important themes or stories. I decided to address all of them because each tells you something important about the way we run our business and keep an uncompromising focus on operations.

1. The Culture of our Company Matters
2. Customer Retention and Leasing
3. Commitment to the **VALUE²** Strategic Plan
4. Winning the 2002 Urban Land Institute Award for Excellence
5. 233 North Michigan: The Next Chapter

THE CULTURE OF OUR COMPANY MATTERS

Many corporate scandals provided the impetus for Congress, the Securities and Exchange Commission and the New York Stock Exchange to pass new regulations and restrictions on corporate officers and boards of directors this past year. Many of these ideas are good, all are well intended, but none will ever replace a culture of doing the right things the right way. For over 20 years, our culture has been based on simple, understandable, often "corny" phrases such as "act like ladies and gentlemen," "treat everyone with respect," "build the team," "lead by example," "I Think I Can," and others. While it may be in vogue this year to extol these virtues, these values have always been a part of our fabric. We adopted our **VALUE²** plan long before Sarbanes-Oxley was even a bill and the values of the Company will be present long after it is forgotten. In this report, you will find a Commitment Letter from all of our employees expressing their individual commitment to making Parkway more valuable and sticking to the core values upon which we have built the Company. This is important to us and always has been.

> Parkway delineates itself as a strong operator of – rather than just an investor in – real estate.

We believe our strong culture has helped lead to an industry-leading high employee retention rate of 87%. In fact, in the past ten years only one officer has left the company, and he recently returned! We believe that happy employees empowered to work to their fullest potential leads to higher customer satisfaction and ultimately a higher customer retention ratio, which is our next theme.

CUSTOMER RETENTION AND LEASING

Parkway has a long-standing reputation of posting one of, if not the highest, customer retention rates in the industry. Over the past six years, through good times and bad, our Company has maintained an approximate 78% tenant retention rate. This leads to higher occupancy, less downtime, lower tenant improvement costs and lower leasing commissions. All told, we estimate that it costs ***six times more to replace an existing customer with a new one*** than it does to retain a customer.

While it hurts me, we do lose a customer from time to time. It is important to have time-tested as well as innovative approaches to producing new leases. Parkway has implemented several new leasing programs which work. Our Broker Bill of Rights, short form lease and customer advocacy programs are models in the industry. These programs have helped us keep our occupancy at 92.3% during a time when the national occupancy rate is approximately 83%. The chart below shows that Parkway outperforms the national average by a wide margin and ***outperforms all 15 individual markets*** as well.

PARKWAY OUTPERFORMS OUR MARKETS
December 31, 2002

Market	Market Vacancy	Parkway Vacancy
Houston	13.8%	5.9%
Chicago	14.8%	9.7%
Columbia	11.8%	5.5%
Jackson	8.9%	5.3%
Memphis	15.9%	12.4%
Atlanta	20.6%	3.3%
Phoenix	18.2%	7.2%
Knoxville	10.9%	6.9%
Richmond	15.7%	8.8%
Nashville	16.1%	14.3%
Hampton Roads	15.6%	15.2%
Tampa/St. Petersburg	15.0%	3.6%
Winston-Salem	16.7%	2.5%
Ft. Lauderdale	15.5%	2.0%
Charlotte	14.5%	11.2%
Average	**16.0%**	**7.7%**
National Average	**17.4%**	

COMMITMENT TO VALUE²
"Chug Chug..Puff Puff..I Think I Can"

Over four years ago I wrote to you outlining an ambitious plan we referred to as the ***5 in 50 Plan.*** This plan called for us to meet a $5.00 per basic share FFO goal, measured before expense accruals for restricted share grants, in 50 months. The goal was subsequently raised to $5.23 per basic share to account for a convertible preferred equity issuance.

Will Flatt outlines to Mike Weeks and Jim Ingram the marketing campaign, including introduction of the Broker Bill of Rights, used in Chicago to help lease 80,000 square feet in 2002.



I am very pleased to announce that we accomplished this plan, achieving $5.35 per basic share before expense accruals. I believe that setting and achieving goals is important and our success is due to the commitment by ALL of our employees. Each employee had a stake in the Plan, or as Senior Vice President Mitch Mattingly is fond of saying, "a role in the goal." Measuring FFO per diluted share reflected an 11.4% compound annual growth rate in FFO from the inception of the ***5 in 50 Plan*** in 1998. This compared to a compound annual growth rate for the NAREIT office peer group of approximately 7.2%. While proud of this, we can't rest on these achievements.

"Chug Chug..Puff Puff..I Thought I Could"


Venture with best partners
Leverage neutral growth
Equity returns to shareholders greater than
VALUE²
Asset recycling
Uncompromising focus on operations

We recently adopted and implemented our new strategic plan called **VALUE²**. As with the ***5 in 50 Plan,*** every employee made their personal, individual commitment to this plan, evidenced by the 220 signatures on the Commitment Letter. The **VALUE²** Plan runs from January 1, 2003 to December 31, 2005. The acronym that explains how we plan to create value for our shareholders is shown below:

Venture with best partners
Asset recycling
Leverage neutral growth
Uncompromising focus on operations
Equity returns to our shareholders 10% greater than that of our peer group, the NAREIT Office Index.



The extraordinary finishes in the lobby of Viad provide a warm and welcoming atmosphere for Parkway Phoenix customers.

This is one difference between it and the ***5 in 50 Plan***, in which we had an absolute FFO goal. Equity returns will be measured annually using FFO per diluted share. The "square" represents another dimension of **VALUE²** which magnifies the ***Value*** we create for our shareholders because we adhere to a long-standing set of core ***Values.*** We are already off to a good start in **VALUE²** with the joint ventures of 233 North Michigan in May 2002 and Viad in March 2003.

WINNING THE 2002 URBAN LAND INSTITUTE AWARD FOR EXCELLENCE

On October 31, 2002, Parkway was honored to receive the Urban Land Institute's Award for Excellence in the special category for its redevelopment of the 1913 William R. Moore Building into the Toyota Center in Memphis, Tennessee. This Class A Office Building is an integral part of the new Memphis Ballpark District, anchored by Toyota Center, AutoZone Park, home of the Memphis Redbirds Triple A baseball team, a new elementary school, an interactive baseball museum and upscale residential housing surrounding the ball-park. The cover of our Annual Report illustrates the quality and aesthetics of the Toyota Center but does not tell the whole story.

All of the attributes I am proud of at Parkway were involved in this development: commitment to best practices, sound leasing strategies, public/private partnering, complex problem-solving, passion for doing one's best, and many more. David Fowler and Jack Sullenberger, Senior Vice Presidents of Parkway, provided the leadership and guidance for this project. The building was 100% pre-leased to three major customers with 15-year leases prior to any funds being committed.

"Parkway's operating strength combined with the location and quality of the Viad building create another wonderful investment opportunity for our group. We look forward to working with them to acquire other attractive properties in the future."

– F. JONATHAN DRACOS, SENIOR PARTNER AND CO-HEAD OF REAL ESTATE INVESTMENTS OF INVESTCORP

We raised additional equity for the project from Banc of America Historic Ventures. More importantly, and what ULI recognized about the Toyota Center, was its significant impact on downtown Memphis and the surrounding area. AutoZone Park has been a huge success, creating multiple entertainment venues downtown. New housing has been developed all around the park and our complex, making downtown Memphis one of the fastest-growing urban housing markets in America. An empty building next to our parking garage is expected to be renovated as a minor league baseball Hall of Fame. A new public elementary school built a block away is nearing completion. In addition, FedEx Forum, an arena for the Memphis Grizzlies NBA professional basketball team, is under construction nearby and the Grizzlies are subleasing space in our building. All of this and more went into the planning and execution of this beautiful and economically sound addition to our Memphis portfolio and the downtown Memphis skyline.

233 NORTH MICHIGAN: THE NEXT CHAPTER

In last year's annual report, I ended the "233 Story" by saying that "this story will be continued." At that time, we were in negotiations with our partner, Investcorp, but could not disclose this due to a couple of material contingencies. Shortly after publication the contingencies were removed and we closed the sale of a 70% joint venture interest in the building for $125 million. This action added $.06 per share in FFO to our ongoing operations and through reinvestment of the proceeds allowed us to further diversify our portfolio. We consider this a watershed event in Parkway's evolution since the **VALUE²** Plan calls for Venturing with Best Partners. Equally important was the redeployment of the over $100,000,000 in debt and equity proceeds from the venture. We were able to locate and secure a contract on three suburban properties in Houston in a principal-to-principal agreement with another REIT. These were non-core assets to the seller but represented a value-added opportunity for us, as the buyer. Since closing in June 2002, we have signed 23 new leases totaling 62,000 square feet in these buildings.



The Parkway Phoenix operating team is led by Ryan Robison (standing). Ryan reviews plans for the recent financing of Viad for the joint venture. At left is CFO Marshall Loeb and Analyst Lee Nations.

Parkway executive officers have worked together as a team for an average of 14 years.



Counterclockwise from Bottom Left: Parkway executive officers Jim Ingram, Marshall Loeb, Steve Rogers, Sarah Clark, Dave Fowler, Tom Maloney, Mitch Mattingly, Regina Shows and Jack Sullenberger.

Within a few days of the 233 closing, we purchased two buildings in Phoenix, including $58 million for the purchase of the Viad Corporate Center, a 24-story, 482,000-square foot Class A+ building in downtown Phoenix, again in a principal-to-principal agreement. As the photos in this report depict, this is one of the highest quality buildings in Phoenix and certainly sets the gold standard in the marketplace. More importantly, we recently entered into a joint venture with Investcorp for a 70% interest in Viad for $42 million, which values the 100% interest at approximately $60 million. We closed this joint venture in early March and will report a gain for financial reporting purposes of approximately $.9 million in the first quarter of 2003. Parkway continues to manage and lease the property for the joint venture.

Operationally we are doing well and we have the right people on the jobs to bring each asset up a notch from a customer retention, leasing and operations prospective. I hope we will be able to write yet another chapter in the "233 Story" in next year's Annual Report.

By reviewing our five themes, I hope you will understand ***what*** we do a little better. More importantly, I hope you understand ***why*** we do what we do. Culture matters to us. It is the glue holding the team together. It offers you the reason why we underscore ***uncompromising*** in all operations. It sets us apart from the pack.

In closing, we are grateful for the support we have received over the years from our shareholders, customers, employees and communities, without whom we could not have accomplished what we have. We would like to welcome Dan Friedman to our Board of Directors. Dan brings more than 20 years of real estate and finance experience to Parkway. We have already benefited from his knowledge.

Thank you for your following.

Sincerely,

Steven G. Rogers
President and CEO
March 15, 2003

Robert Dale Huggins — Robert Hutton — Gary Hyman — [illegible] — Deborah R. James — [illegible] — William A. [illegible]

Rita Jordan — Debra Jewell — [illegible] — Dawn Killen — Karen D [illegible] — Anthony [illegible] — [illegible]

[illegible] — [illegible] — Charles E. Langford — [illegible] — Wanda C Largent — [illegible] — [illegible]

[illegible] — Carlotta Lilly — Naomi M. Lindee — [illegible] — [illegible] — [illegible] — Bonnie [illegible]

[illegible] — Cathy Long — [illegible] — Deirdre Malone — Ricky Martin — Robin Martin — Patricia S. Mayer

[illegible] — Allen D McCaffrey Jr. — [illegible] — Nancy McMullan — Robert McGuire — T. A. [illegible] — William A [illegible]

[illegible] — Annette Mehal — Elizabeth W. [illegible] — [illegible] — Jim Metcalfe — [illegible] — A. [illegible]

Barbara H. Mitchell — Leslie A. Moore — Lisa Moore — [illegible] — [illegible] — Edwardo [illegible] — [illegible]

[illegible] — [illegible] — [illegible] — Joel R [illegible] — Tiffany A [illegible] — Kelly Odell — Christian [illegible]

[illegible] — Sandra D Patterson — [illegible] — Michael [illegible] — Coretta Phillips — Veronica [illegible] — Martha Scott Poole

Shonta Price — Floyd [illegible] — Wiley Ray Reedy — Robert W [illegible] — Colin V. Rippy — Lynette Ross — [illegible]

[illegible] Richardson — Ron Rey — Sherman [illegible] — Danny W. [illegible] — John [illegible] — Leon [illegible] — Jennifer Sauseda

[illegible] — Katie [illegible] — [illegible] — Laura E. Simmons — [illegible] — Thomas J. [illegible] — [illegible]

Robert W Smothers — Paul Smith — Terence P Smith — [illegible] — Brandie Stepp — Sheila Stewart — Deborah [illegible]

[illegible] Tamez — Teresa A Taylor — [illegible] — [illegible] — Ricardo Velez — Paul F. [illegible] — [illegible]

[illegible] C. [illegible] — [illegible] Watters — [illegible] — Danny D [illegible] — Amy Welsh — Caroline [illegible] — Tracy Westling

[illegible] — Louise Winder — [illegible] — Belinda Wolfe — [illegible] — [illegible] — [illegible]

Selected Financial Data.

	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98
	(In thousands, except per share data)				
Operating Data:					
Revenues					
Income from office and parking properties	$152,442	$135,968	$118,970	$113,161	$ 95,438
Other income	3,642	2,829	3,554	1,159	1,045
Total revenues	156,084	138,797	122,524	114,320	96,483
Expenses					
Operating expenses:					
Office and parking properties	65,942	57,465	49,397	47,458	40,844
Non-core assets	34	39	60	112	153
Interest expense	19,006	20,526	16,371	15,346	11,660
Depreciation and amortization	27,412	23,788	19,651	17,413	13,256
Interest expense	6,647	5,497	6,927	4,104	4,349
General and administrative and other	5,445	5,240	4,689	4,353	3,583
Income before gain (loss), minority interest, discontinued operations and extraordinary item	31,598	26,242	25,429	25,534	22,638
Gain (loss) on joint venture interest, real estate and real estate equity securities	(2,068)	1,611	9,471	795	4,788
Minority interest - unit holders	(2)	(3)	(4)	(2)	(1)
Income before discontinued operations and extraordinary item	29,528	27,850	34,896	26,327	27,425
Income from discontinued operations	47	-	-	-	-
Gain on sale of real estate from discontinued operations	770	-	-	-	-
Income before extraordinary item	30,345	27,850	34,896	26,327	27,425
Extraordinary loss on early extinguishment of mortgage notes payable	(833)	(1,302)	-	-	-
Net income	29,512	26,548	34,896	26,327	27,425
Dividends on preferred stock	(5,797)	(5,797)	(5,797)	(5,797)	(3,913)
Dividends on convertible preferred stock	(6,257)	(3,249)	-	-	-
Net income available to common stockholders	$ 17,458	$ 17,502	$ 29,099	$ 20,530	$ 23,512
Net income per common share:					
Basic:					
Income before discontinued operations and extraordinary item	$ 1.87	$ 2.01	$ 2.96	$ 2.04	$ 2.24
Discontinued operations	.09	-	-	-	-
Extraordinary loss on early extinguishment of mortgage notes payable	(.09)	(.14)	-	-	-
Net income	$ 1.87	$ 1.87	$ 2.96	$ 2.04	$ 2.24
Diluted:					
Income before discontinued operations and extraordinary item	$ 1.84	$ 1.99	$ 2.93	$ 2.01	$ 2.21
Discontinued operations	.09	-	-	-	-
Extraordinary loss on early extinguishment of mortgage notes payable	(.09)	(.14)	-	-	-
Net income	$ 1.84	$ 1.85	$ 2.93	$ 2.01	$ 2.21
Book value per common share (at end of year)	$ 25.10	$ 25.33	$ 26.51	$ 25.55	$ 25.89
Dividends per common share	$ 2.56	$ 2.45	$ 2.12	$ 1.90	$ 1.60
Weighted average shares outstanding:					
Basic	9,312	9,339	9,825	10,083	10,490
Diluted	9,480	9,442	9,926	10,197	10,621
Balance Sheet Data:					
Office and parking investments, net of depreciation	$706,551	$795,860	$596,109	$625,365	$568,244
Real estate equity securities	-	-	23,281	-	-
Total assets	763,937	840,612	655,237	649,369	592,252
Notes payable to banks	141,970	126,044	81,882	86,640	40,896
Mortgage notes payable	209,746	304,985	225,470	214,736	201,841
Total liabilities	387,116	465,031	329,488	328,305	264,301
Preferred stock	66,250	66,250	66,250	66,250	66,250
Convertible preferred stock	75,000	75,000	-	-	-
Stockholders' equity	376,821	375,581	325,749	321,064	327,951

Business.

General Development of Business

Overview

Parkway Properties, Inc. ("Parkway" or the "Company") is a real estate investment trust ("REIT") specializing in the operations, acquisition, ownership, management, and leasing of office properties. The Company is self-administered, in that it provides its own investment and administrative services internally through its own employees. The Company is also self-managed, as it internally provides the management and maintenance services that its properties require through its own employees, such as property managers and engineers and in some cases, leasing professionals. The Company is geographically focused on the Southeastern and Southwestern United States and Chicago. Parkway and its predecessors have been public companies engaged in the real estate business since 1971, and its present senior management has been with Parkway since the 1980's. The management team has had experience managing a public real estate company through all phases of the real estate business cycle. At March 1, 2003, Parkway owned or had an interest in 56 office properties located in eleven states with an aggregate of approximately 9.9 million square feet of leasable space.

Parkway evaluates each individual asset considering a number of factors such as current market rents, vacancy rates and capitalization rates. As part of this strategy, since July 1995, the Company has (i) completed the acquisition of 63 office properties, encompassing 10.5 million net rentable square feet, for a total purchase price of $991 million; (ii) sold or is in the process of selling all of its non-core assets; (iii) sold 11 office properties, encompassing approximately 1.1 million net rentable square feet primarily in markets that posed increasing risks and redeployed these funds; (iv) sold two joint venture interests in two office properties encompassing 1.6 million net rentable square feet; and (v) implemented self-management and self-leasing at most of its properties to promote a focus on tenant retention and superior service in meeting the needs of its tenants. Parkway defines total investment in office properties as purchase price plus estimated closing costs and anticipated capital expenditures during the first 12 months of ownership for tenant improvements, commissions, upgrades and capital improvements to bring the building up to the Company's standards.

Until December 31, 1996, Parkway operated as a real estate operating company. For the taxable years 1995 and 1996, Parkway paid virtually no federal income taxes ($64,000 in 1995 and none in 1996) primarily because Parkway had certain net operating losses ("NOLs") to shelter most of Parkway's income from such taxes. However, the increase in the number of outstanding shares of common stock which resulted from a common stock private placement in June 1996 and certain business combination transactions in 1994 and 1995 caused the use of Parkway's NOLs to be significantly limited in any one year. The Company anticipated that its taxable income would increase significantly following the implementation of its strategy of focused investment in office properties. Accordingly, Parkway's Board of Directors determined that it was in the best interests of Parkway and its stockholders to elect to qualify Parkway as a REIT under the Internal Revenue Code for the taxable year beginning January 1, 1997, which allows Parkway to be generally exempt from federal income taxes even if its NOLs are limited or exhausted, provided it meets various REIT requirements. The Company's taxable income increased from $8.9 million in 1997 to approximately $37 million in 2002 before utilization of NOLs. At December 31, 2002, the Company had NOL carryforwards for federal income tax purposes of approximately $9.1 million and expects to utilize this remaining NOL by December 2007. For each year from 1997 through 2002, distributions of taxable income in the form of dividends as required by the Internal Revenue Code were made.

Self-Management and Third Party Management

The Company self-manages approximately 99.2% of its current portfolio on a net rentable square footage basis. In addition, the Company implemented self-leasing for renewals and currently self-leases approximately 82.5% of its portfolio on a net rentable square footage basis. For new tenant leasing, which is a small portion of our business, we fully cooperate with the third party brokerage community. The Company benefits from a fully integrated management infrastructure, provided by its wholly-owned management subsidiary, Parkway Realty Services LLC ("Parkway Realty"). The Company believes self-management results in better customer service, higher tenant retention and allows the Company to enhance stockholder value through the application of its hands-on operating style. The Company believes that its focus on tenant retention will benefit the Company and its stockholders by maintaining a stabilized revenue stream and avoiding higher capital expenditures and leasing commissions associated with new leases. In order to self-manage properties, the Company seeks to reach critical mass in terms of square footage. Critical mass varies from market to market and is generally defined by the Company as owning or managing a minimum of 250,000 square feet. The Company is considering the sale of its properties that are not self-managed because the inability to self-manage these properties limits the Company's ability to apply its hands-on operating strategy. In addition to its owned properties, Parkway Realty currently manages and/or leases approximately 2.2 million net rentable square feet for third-party owners (including joint venture interests). The Company also intends to expand its third party fee business.

In addition to direct real estate acquisitions, Parkway's investment strategy includes the consummation of business combination transactions with other public real estate and financial companies which Parkway deems to be undervalued. In evaluating a company to determine if it is undervalued, Parkway traditionally looks at the value the public market is placing on its assets versus what value the private market would pay for those same assets. Our preference is for office companies or those with a strong office component. We then pursue these acquisitions by acquiring common stock, which is typically listed on one of the major national stock exchanges. Since 1979, Parkway has completed eight such business combinations. Management may pursue similar business combination transactions on a selected basis in order to enhance stockholder value.

Joint Ventures

Parkway intends to form joint ventures or partnerships with select investors. During 2000, the Company formed a venture partnership with a division of Investcorp International, Inc. ("Investcorp") for the purposes of acquiring approximately $100 million in Central Business District (downtown) assets in the Southeastern and Southwestern United States and Chicago. Under the terms of the joint venture agreement, Parkway will operate, manage, and lease the properties on a day-to-day basis, provide acquisition and construction management services to the joint venture, and receive fees for providing these services. The joint venture will arrange first mortgage financing which will approximate 70% of the value of each office asset purchased. This debt will be non-recourse, property specific debt. Investcorp will provide 70 to 75% of the joint venture capital with Parkway to provide the balance, with distributions being made pro rata.

During 2002, Parkway entered into a joint venture agreement with respect to the 233 North Michigan building in Chicago. On May 30, 2002, Parkway sold a 70% interest in its investment in Parkway 233 North Michigan LLC, a subsidiary limited liability company that owns the 233 North Michigan Avenue building, to an affiliate of Investcorp for a price equal to approximately 70% of the Company's original purchase price of the property plus all capital costs since it acquired the property in June 2001. Parkway continues to provide management and leasing for the building on a day-to-day basis. In connection with the sale, Parkway recognized a $250,000 acquisition fee in accordance with the terms of the joint venture agreement. The Company recorded a loss on the sale of the 70% interest of $269,000.

Recent Developments

Effective January 6, 2003, the Company entered into an interest rate swap agreement with a notional amount of $50 million which fixed 30-day LIBOR at 1.545%. The agreement, which matures December 31, 2003, effectively fixes the interest rate at 2.92% on $50 million of variable rate borrowing.

On February 11, 2003, Parkway purchased the Citrus Center, a 258,000 square foot office building in Orlando, Florida, for $32,000,000 plus $2,590,000 in closing costs and anticipated first year capital expenditures. The purchase was funded by the assumption of an existing first mortgage on the building of $19,695,000 and $12,305,000 in cash, which represents the investment of the remaining proceeds from the 233 North Michigan joint venture with Investcorp, which was completed in May 2002. The non-recourse mortgage with Legg Mason Real Estate Services, Inc. has a fixed interest rate of 7.91% and matures August 1, 2007.

On March 6, 2003, Parkway sold a 70% interest in the Viad Corporate Center in Phoenix, Arizona to Investcorp (the "Viad Joint Venture") for a price of $42 million. Parkway continues to provide management and leasing services for the building. In connection with the sale, Parkway will recognize an acquisition fee of $175,000 in the first quarter of 2003. The estimated gain on this transaction is approximately $900,000.

Simultaneous with the sale, the Viad Joint Venture closed a $42.5 million mortgage with Bear Stearns. The non-recourse first mortgage is interest-only for a term of two years with three one-year extension options. Interest due under the mortgage will be floating rate, which at the time of closing was approximately 4.26%. Parkway received net cash proceeds from this transaction of approximately $54 million and will use the proceeds to purchase new properties and to reduce short-term borrowings under the Company's lines of credit. The joint venture will be accounted for using the equity method of accounting, and the Company's pro rata share of debt from the joint venture will be included in the calculation of the ratio of debt to total market capitalization.

Business Objectives and Strategy of the Company

Overview

Parkway's business objective is to maximize total return to stockholders over time primarily through increases in dividends and share price appreciation. During 2002, Parkway distributed $2.56 per share in dividends to common stockholders, representing a 4.5% increase over the 2001 dividends distributed of $2.45 per common share. Distributions in 2002 of $2.56 per share represent a payout of 55.2% of the Company's funds from operations ("FFO") for the year. The Company increased its dividend in 2002 in order to distribute all of its REIT taxable income. To maintain qualification as a REIT, the Company must distribute to stockholders at least 90% of taxable income, excluding net capital gains.

Parkway's operating philosophy is based on the premise that we are in the customer retention business. Parkway retains its customers by continually focusing on operations at its office properties. We believe in providing superior customer service; hiring, training, retaining and empowering each employee; creating an environment of open communication both internally and with our stockholders; and simplicity. We will strive to maximize our stockholders returns by setting, implementing and achieving goals, which increase profitability, dividends and stock price, while managing risks. The Company seeks investments where our operational expertise can add value through direct management, a hands-on, service oriented operating philosophy and innovation. The Company will invest directly in properties in the form of equity ownership. In some instances the Company may take a minority interest in the ownership structure, such as a joint venture format, but will maintain control of the operations, as we believe this is where real estate value is created. These investments may additionally include acquiring equity positions in private or publicly-traded real estate companies.

Strategic Plans

For many years, Parkway has been engaged in a process of strategic planning and goal setting. The material goals and objectives of Parkway's earlier strategic plans have been achieved, and have benefited Parkway's stockholders through increased FFO and dividend payments per share. In 1998, Parkway adopted a strategic plan that set as its goal to increase Parkway's FFO per basic share without the issuance of new equity. The review, accountability and reward of the plan aligned management and stockholder interests. The goal of the strategic plan was to increase Parkway's FFO per basic share to $5.00 (before expense accruals for restricted share grants tied to its accomplishment) in 50 months (i.e., the end of 2002); hence the plan was referred to as the "***5 in 50 Plan***." In 2000, the benchmark was raised to the new basic FFO per share of $5.23, a 5% increase over the previously disclosed goal of $5.00 due to the inadvertent benefit of the issuance of convertible preferred stock in 2001. The plan set goals, assigned responsibility for the attainment of such goals to specific Parkway officers, and provided for follow-up evaluations to determine whether the officers responsible for the attainment of each goal were moving toward success. The major goals included realizing the embedded rental rate growth in Parkway's existing portfolio of office properties, investing $50 million per year (for a total of $200 million) at a positive spread of 250 basis points over the long-term cost of debt, selling Parkway's non-earning assets and re-deploying the proceeds in higher yielding assets, increasing the overall occupancy of Parkway's office portfolio, and taking numerous other actions to generate additional cash flow from Parkway's properties. December 31, 2002 marked the end of the ***5 in 50 Plan,*** and the Company was pleased to announce the accomplishment of the plan. The Company's actual FFO per basic share before the amortization of incentive compensation in 2002 was $5.35, which is $.12 or 2.3% greater than the stated goal of $5.23 per basic share.

Effective January 1, 2003, the Company adopted a new, three-year strategic plan referred to as VALUE^2 (Value Square). This plan reflects the employees' commitment to create value for its shareholders while holding firm to the core values as espoused in the Parkway Commitment to Excellence. The Company plans to create value by Venturing with best partners, Asset recycling, Leverage neutral growth, Uncompromising focus on operations and providing an Equity return to its shareholders that is 10% greater than that of its peer group, the National Association of Real Estate Investment Trusts ("NAREIT") office index. Equity return is defined as growth in FFO per diluted share.

Operating Properties

Parkway generally seeks to acquire well-located Class A, A- or B+ (as classified within their respective markets) multi-story office buildings which are located in primary or secondary markets in the Southeastern and Southwestern United States and Chicago, ranging in size from 100,000 to 1,000,000 net rentable square feet and which have current and projected occupancy levels in excess of 70% and adequate parking to accommodate full occupancy. Office properties are designated Class A, A- or B+ based on a combination of factors including rent, building finishes, system standards and efficiency, building amenities, location/accessibility and market perception. Class A properties represent the most prestigious buildings competing for premier office users with rents above average for the area. These buildings generally have high quality standard finishes, state of the art systems, exceptional accessibility and a definite market presence. Class B office buildings compete for a wide range of users with rents in the average range for the area. Building finishes are fair to good for the area and systems are adequate, but the building does not compete with Class A at the same price. The Company targets buildings which are occupied by a major tenant (or tenants) (e.g., a tenant that accounts for at least 30% of the building's total rental revenue and has at least five years remaining on its lease). Parkway's focus on new property acquisitions will be on higher barrier-to-entry sub-markets in both central business districts and suburban markets. Parkway strives to purchase office buildings at minimum initial unleveraged annual yields on its total investment of 9.5% for urban assets. The Company defines initial unleveraged yield as net operating income ("NOI") divided by total investment (as previously defined), where NOI represents budgeted cash operating income for the current year at current occupancy rates and at rental rates currently in place with no adjustments for anticipated expense savings, increases in rental rates, additional leasing or straight line rent. Leases that expire during the year are assumed to renew at market rates unless interviews with tenants during pre-purchase due diligence indicate a likelihood that a tenant will not renew. In markets where the Company self-manages its properties, NOI also includes the net management fee expected to be earned during the year. The Company also generally seeks to acquire properties whose total investment per net rentable square foot is at least 20% below estimated replacement cost and whose current rental rates are at or below market rental rates. While the Company seeks to acquire properties which meet all of the acquisition criteria, specific property acquisitions are evaluated individually and may fail to meet one or more of the acquisition criteria at the date of purchase. Since January 1, 2002, the Company has acquired six office properties with approximately 1.3 million net rentable square feet for a total purchase price of $130 million, or approximately $100 per net rentable square foot. The properties purchased are located in the central business district and suburban market in Phoenix, the suburban market in Houston and the central business district in Orlando. Consistent with the qualification requirements of a REIT, the Company intends to hold and operate its portfolio of office buildings for investment purposes, but may determine to sell properties that no longer meet its investment criteria.

Real Estate Equity Securities

In addition to investing in office properties, Parkway seeks to purchase common stock of other REITs that meet certain criteria. This program is referred to as the REIT Significant Value Program or "RSVP". The Company views the purchase of publicly-traded real estate equity securities to be an alternative to "fee simple" transactions for purchasing quality assets at attractive prices. The existence of a sustainable dividend provides a yield on the investment while the Company positions itself for direct involvement.

The general criteria for purchase includes strategic fit with Parkway with a preference to office, mixed office/industrial, diversified or special situations with office, the ability for Parkway's direct involvement to add value to the REIT, discounts to net asset value (NAV) generally 20% or greater, sustainable dividend yields of 8% or greater, acceptable debt levels as measured by interest and fixed charge coverage ratios and accretive investment economics. All REITs in which Parkway makes an investment will be approved by the Parkway Board of Directors. Although we currently have no investments, we will continue to pursue opportunities in the public market in accordance with the RSVP plan as conditions warrant.

Stock Repurchase Plan

The Company has been engaged in the purchase of its outstanding common stock since June 1998. Given the fluctuations in price of the Company's public equity without a corresponding change in valuation of the underlying real estate assets, the Company believes a well-executed repurchase program can add significant stockholder value. During 2002, the Company repurchased 14,100 shares of its common stock at an average cost of $30.08 per share. Since June 1998, the Company has purchased a total of 2,141,593 shares of its common stock, which represents approximately 19.3% of the Company stock outstanding when the buyback program was initiated on June 30, 1998. The Company has the authority to purchase an additional 485,900 shares under its existing authorization from its Board of Directors. When considering repurchasing shares, the Company evaluates the following items: impact on the Company's VALUE[2] Plan, discount to net asset value; implied capitalization rate; implied value per square foot; impact on liquidity of common stock; and other investment alternatives that are available with a similar risk profile (capital allocation).

Management Team

Parkway's management team consists of experienced office property specialists with proven capabilities in office property (i) operations; (ii) leasing; (iii) management; (iv) acquisition/disposition; (v) financing; (vi) capital allocation; and (vii) re-positioning. The management team also has considerable experience in evaluating and completing mergers and/or acquisitions of other REITs. Since 1979, the Company has completed eight such business combinations. The Company believes these capabilities will allow Parkway to continue to create office property value in all phases of the real estate cycle. These capabilities are enhanced by the fee based real estate services provided through Parkway's wholly owned subsidiary, Parkway Realty Services. Parkway will continue its initiative to increase Parkway Realty Services through the acquisition of brokerage companies and through joint ventures. Parkway's ten senior officers have an average of over 20 years of real estate industry experience, and have worked together at Parkway for an average of over 14 years. Management has developed a highly service-oriented operating culture and believes that its focus on operations, proactive leasing, property management and asset management activities will result in higher tenant retention and occupancy and will continue to translate into enhanced stockholder value.

Financing Strategy

The Company expects to continue seeking fixed rate, non-recourse mortgage financing at terms ranging from ten to thirty years on select office building investments as additional capital is needed. The Company plans to maintain a ratio of debt to total market capitalization from 25% to 50% although such ratio may from time to time temporarily exceed 50%, especially when the Company has incurred significant amounts of short-term debt in connection with acquisitions. In addition, volatility in the price of the Company's common stock may result in a debt to total market capitalization ratio exceeding 50% from time to time. The Company monitors interest and fixed charge coverage ratios. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition." Parkway has no present plans to issue senior securities. Should the opportunity present itself, Parkway has the ability to issue modest amounts of common stock periodically through its dividend reinvestment plan.

Parkway may, in appropriate circumstances, acquire one or more properties in exchange for Parkway's equity securities. Parkway may provide financing in connection with sales of property if market conditions so require, but it does not presently intend to make other loans. Parkway has no set policy as to the amount or percentage of its assets which may be invested in any specific property. Rather than a specific policy, Parkway evaluates each property in terms of whether and to what extent the property meets Parkway's investment criteria and strategic objectives. Parkway has no present intentions of underwriting securities of other issuers. The strategies and policies set forth above were determined, and are subject to review by, Parkway's Board of Directors which may change such strategies or policies based upon their evaluation of the state of the real estate market, the performance of Parkway's assets, capital and credit market conditions, and other relevant factors. Parkway provides annual reports to its stockholders that contain financial statements audited by Parkway's independent public accountants.

Dispositions

Parkway has also pursued a strategy of liquidating its non-core assets and office building investments that no longer meet the Company's investment criteria and/or the Company has determined value will be maximized by selling and redeploying the proceeds. The Company routinely evaluates changes in market conditions that indicate an opportunity or need to sell properties within those markets in order to maximize shareholder value and allocate capital judiciously.

Since January 1, 1995, Parkway has sold non-core assets with a book value of approximately $45 million for approximately $68 million, resulting in an aggregate gain for financial reporting purposes of approximately $23 million. The book value of all remaining non-office building real estate assets and mortgage loans, all of which are for sale, was approximately $4.4 million as of December 31, 2002.

Since January 1, 1998, the Company has sold 11 office properties, encompassing approximately 1.1 million net rentable square feet for net proceeds of $101 million, resulting in aggregate gains for financial reporting purposes of $13 million. In 2002, the Company sold one office property in Indianapolis, Indiana, and in 2001, the Company sold one office property in Birmingham, Alabama. The decision to sell these assets was based on the fact that they were suburban and were neither self-managed nor self-leased. Currently, the Company is also considering the sale of its property in Greenville, South Carolina, primarily because the Company does not own sufficient office space in this market to justify self-management and self-leasing. These investment decisions will be based upon the Company's analysis of existing markets and competing investment opportunities.

Administration

The Company is self-administered and self-managed and maintains its principal executive offices in Jackson, Mississippi. As of March 1, 2003, the Company had 220 employees.

The operations of the Company are conducted from approximately 13,000 square feet of office space located at 188 East Capitol Street, One Jackson Place, Suite 1000, Jackson, Mississippi. The building is owned by Parkway and is leased by Parkway at market rental rates. Parkway's press releases, Securities and Exchange Commission filings, financial information and additional information about the Company are available on the Company's website at www.pky.com.

Properties.

General

The Company operates and invests principally in office properties in the Southeastern and Southwestern United States and Chicago, but is not limited to any specific geographical region or property type. As of March 1, 2003, the Company owned or had an interest in 56 office properties comprising approximately 9.9 million square feet of office space located in eleven states.

In addition, the Company has an investment in the Toyota Center, formerly known as the Moore Building, which is a historic renovation adjacent to the Triple-A baseball stadium complex in downtown Memphis. The Toyota Center was originally constructed in 1913 and consists of approximately 174,000 rentable square feet. The Company constructed a multi-level, 770-space parking garage to accommodate the building and stadium parking needs. This building is owned by Moore Building Associates LP (the "Partnership") and an institutional investor, Banc of America Historic Ventures, LLC ("BOA") with the Company's ownership interest being less than 1%. At December 31, 2002, the note receivable from the Partnership totaled $5,996,000.

Property acquisitions in 2002, 2001 and 2000 were funded through a variety of sources, including:

a. Cash reserves and cash generated from operating activities,

b. Sales of non-core assets,

c. Sales of office properties,

d. Sale of a joint venture interest,

e. Sales of investments in equity securities of other REITs,

f. Fixed rate, non-recourse mortgage financing at terms ranging from 10 to 20 years,

g. Assumption of existing fixed rate, non-recourse mortgages on properties purchased,

h. Sales of Parkway preferred stock, and

i. Advances on bank lines of credit.

Office Buildings

Other than as discussed under "Business", the Company intends to hold and operate its portfolio of office buildings for investment purposes. The Company does not propose any program for the renovation, improvement or development of any of the office buildings, except as called for under the renewal of existing leases or the signing of new leases or improvements necessary to upgrade recent acquisitions to the Company's operating standards. All such improvements are expected to be financed by cash flow from the portfolio of office properties and advances on bank lines of credit.

In the opinion of management, all properties are adequately covered by insurance. This is an area to which management has devoted a great deal of time and attention following the unfortunate events of September 11, 2001.

All office building investments compete for tenants with similar properties located within the same market primarily on the basis of location, rent charged, services provided and the design and condition of the improvements. The Company also competes with other REITs, financial institutions, pension funds, partnerships, individual investors and others when attempting to acquire office properties.

The following table sets forth certain information about office properties the Company owned or had an interest in as of January 1, 2003:

Location	Number Of Office Properties (1)	Total Net Rentable Square Feet (in thousands)	% of Total Net Rentable Feet	Average Rent Per Square Foot (2)	Estimated Average Market Rent Per Square Foot (3)	% of Leases Expiring In 2003 (4)	% Leased As of 1/1/2003
Houston, TX	14	2,102	21.8%	$18.23	$17.69	9.9%	94.1%
Chicago, IL	1	1,068	11.1%	31.93	32.39	0.5%	90.3%
Columbia, SC	3	872	9.1%	16.31	16.64	11.9%	94.5%
Jackson, MS	5	839	8.7%	17.76	18.06	23.3%	94.7%
Memphis, TN	3	669	7.0%	17.52	16.08	11.5%	87.6%
Atlanta, GA	7	601	6.2%	16.50	17.46	11.3%	96.7%
Phoenix, AZ	2	585	6.1%	24.79	20.00	9.9%	92.8%
Knoxville, TN	2	532	5.5%	15.51	16.00	18.6%	93.1%
Richmond, VA	6	498	5.2%	17.09	15.87	14.6%	91.2%
Nashville, TN	1	428	4.5%	16.07	16.00	1.2%	85.7%
Chesapeake, VA	3	386	4.0%	17.16	15.06	21.0%	84.8%
St. Petersburg, FL	2	325	3.4%	17.54	17.36	21.7%	96.4%
Winston-Salem, NC	1	239	2.5%	18.03	20.00	0.0%	97.5%
Ft. Lauderdale, FL	2	215	2.2%	21.18	20.41	11.8%	98.0%
Charlotte, NC	1	187	1.9%	15.61	15.50	11.4%	88.8%
All Others	2	79	0.8%	11.54	10.53	1.9%	61.2%
	55	9,625	100.0%	$19.36	$18.92	11.4%	92.3%

(1) Includes 53 office properties owned directly; a 32,000 square foot office property in which the Company owns a 50% interest located in New Orleans, Louisiana; and a 1,068,000 square foot office property in which the Company owns a 30% interest located in Chicago, Illinois.

(2) Average rent per square foot is defined as the weighted average current gross rental rate including expense escalations for leased office space in the building as of January 1, 2003.

(3) Estimated average market rent per square foot is based upon information obtained from (i) the Company's own experience in leasing space at the properties; (ii) leasing agents in the relevant markets with respect to quoted rental rates and completed leasing transactions for comparable properties in the relevant markets; and (iii) publicly available data with respect thereto. Estimated average market rent is weighted by the net rentable square feet expiring in each property.

(4) The percentage of leases expiring in 2003 represents the ratio of square feet under leases expiring in 2003 divided by total net rentable square feet.

The following table sets forth scheduled lease expirations for properties owned as of January 1, 2003 for leases executed as of January 1, 2003, assuming no tenant exercises renewal options:

Year of Lease Expiration	Number of Leases	Net Rentable Square Feet Expiring (in thousands)	Percent of Total Net Rentable Square Feet	Annualized Rental Amount Expiring (1) (in thousands)	Wghtd Avg Expiring Gross Rental Rate Per Net Rentable Square Foot (2)	Wghtd Est Avg Market Rent Per Net Rentable Square Foot (3)
2003	266	1,092	11.3%	$ 19,853	$18.18	$17.03
2004	201	1,208	12.5%	21,524	17.81	17.11
2005	222	1,518	15.8%	27,287	17.98	17.57
2006	115	993	10.3%	19,778	19.92	18.22
2007	121	892	9.3%	16,139	18.10	17.07
Thereafter	129	3,183	33.1%	67,390	21.17	21.64
	1,054	8,886	92.3%	$171,971	$19.36	$18.92

(1) Annualized rental amount expiring is defined as net rentable square feet expiring multiplied by the weighted average expiring annual rental rate per net rentable square foot.

(2) Weighted average expiring gross rental rate is the weighted average rental rate including expense escalations for office space.

(3) Estimated average market rent is based upon information obtained from (i) the Company's own experience in leasing space at the properties: (ii) leasing agents in the relevant markets with respect to quoted rental rates and completed leasing transactions for comparable properties in the relevant markets; and (iii) publicly available data with respect thereto. Estimated average market rent is weighted by the net rentable square feet expiring in each property.

The Company has one non-recourse first mortgage note payable with a principal balance greater than 10% of its assets. The lender is Teachers Insurance and Annuity Association of America ("TIAA Mortgage"), and the loan totals $78,051,000 at December 31, 2002. The TIAA Mortgage is secured by 12 properties with a carrying amount of $157,620,000. The TIAA Mortgage has a fixed interest rate of 6.945% and matures July 1, 2008 with payments based on a 15 year amortization.

Other fixed-rate mortgage notes payable total $131,695,000 at December 31, 2002 and are secured by 13 properties in various markets with interest rates ranging from 7.00% to 8.375%. Maturity dates on these mortgage notes payable range from July 2006 to October 2019 on 12 to 30 year amortizations. See Note G to the consolidated financial statements.

The majority of the Company's fixed rate secured debt contains prepayment provisions based on the greater of a yield maintenance penalty or 1.0% of the outstanding loan amount. The yield maintenance penalty essentially compensates the lender for the difference between the fixed rate under the loan and the yield that the lender would receive if the lender reinvested the prepaid loan balance in U.S. Treasury Securities with a similar maturity as the loan.

Customers

The office properties are leased to approximately 1,054 customers, which are in a wide variety of industries including banking, professional services (including legal, accounting, and consulting), energy, financial services and telecommunications. The following table sets forth information concerning the 25 largest customers of the properties owned directly or through joint ventures as of January 1, 2003 (in thousands, except square foot data):

Customer	Square Feet	Annualized Rental Revenue (1)	Office Property	Lease Expiration Date
Government Services Administration (GSA)	309,589	$ 3,787	(2)	(2)
Bank of America, NA	274,316	3,147	(3)	(3)
South Carolina State Government	236,770	4,040	(4)	(4)
Branch Banking & Trust (BB&T)	201,006	3,598	BB&T Financial Center	12/15
Morgan Keegan & Company, Inc	198,441	4,015	Morgan Keegan Tower	09/07
WorldCom, Inc.	184,445	3,064	(5)	(5)
Nabors Industries/Nabors Corporate Services	170,627	3,335	One Commerce Green	12/05
United Healthcare Services	167,673	1,428	233 North Michigan	11/09
Viad Corporation	159,299	4,794	Viad Corporate Center	(6)
Schlumberger Technology	155,324	2,715	Schlumberger	04/07
Burlington Resources Oil & Gas Company	137,471	2,314	400 North Belt	12/06
Florida Power Corporation	133,279	2,341	Central Station	05/13
Young & Rubicam	122,078	1,245	233 North Michigan	11/11
The Dial Corporation	116,918	3,117	Viad Corporate Center	08/06
Lynk Systems, Inc.	107,118	1,362	Falls Pointe, Roswell North	(7)
First Tennessee Bank, NA	101,400	1,687	First Tennessee Plaza	09/14
MeadWestvaco Corporation	100,457	1,708	Westvaco Building	01/06
Boult, Cummings, Conners, & Berry, PLLC	98,813	2,098	Bank of America Plaza	(8)
DHL Airways	98,649	1,887	One Commerce Green	11/04
PGS Tensor Geophysical, Inc.	91,960	1,646	Tensor Building	03/05
Facility Holdings Corp.	82,444	1,468	Lakewood II	12/16
AT&T Wireless Services, Inc.	75,544	1,322	SunCom Building	12/03
Honeywell	71,232	1,235	Honeywell Building	07/08
Anthem Health Plans of Virginia, Inc.	69,111	1,332	Lynnwood Plaza, Glen Forest	(9)
Ernst & Young	47,393	1,243	(10)	(10)
	3,511,357	$59,928		
Total Rental Square Footage	9,625,187			
Total Annualized Rental Revenue	$150,410			

(1) Annualized Rental Revenue represents the gross rental rate (including escalations) per square foot as of January 1, 2003, multiplied by the number of square feet leased by the tenant. Annualized rent for customers at 233 North Michigan is calculated based on our 30% ownership interest through our investments in joint ventures. However, leased square feet represent 100% of our square feet leased through direct ownership or through joint ventures.

(2) GSA leases 309,589 square feet and the leases expire as follows:

Office Property	Square Feet	Lease Expiration Date
233 North Michigan	189,316	11/09
One Jackson Place	22,734	07/10
First Tennessee Plaza	22,069	03/08
Moorefield II	18,912	06/05
Falls Building	17,439	01/03
Greenbrier Tower II	13,971	01/10
Morgan Keegan Tower	7,647	06/03
Stytel Centre	5,471	10/12
Moorefield III	5,370	03/04
Town Point Center	5,155	11/11
Moorefield I	1,505	06/05
	309,589	

(3) Bank of America, NA leases 274,316 square feet in two properties under separate leases that expire as follows: 180,530 square feet in March 2012 at Bank of America Plaza in Nashville, TN and 93,786 square feet in June 2006 at Bank of America Tower in Columbia, SC.

(4) South Carolina State Government Agencies lease 236,770 square feet and the leases expire as follows:

Office Property	Square Feet	Lease Expiration Date
Capitol Center	159,303	06/05
Capitol Center	60,005	06/09
Capitol Center	10,310	08/04
Atrium at Stoneridge	7,152	01/04
	236,770	

(5) WorldCom, Inc. leases 184,445 square feet and the leases expire as follows:

Office Property	Square Feet	Lease Expiration Date
Skytel Centre	155,927	07/05
One Jackson Place	15,992	12/02*
Town Point Center	12,526	10/07
	184,445	

*WorldCom, Inc. currently occupies 13,000 square feet in One Jackson Place and is in negotiations with Parkway for a renewal.

(6) Viad Corporation leases 159,299 square feet in the Viad Corporate Center under separate leases that expire as follows: 156,364 square feet in August 2011, 1,858 square feet in April 2005 and 1,077 square feet in February 2009.

(7) Lynk Systems, Inc. leases 107,118 square feet in two properties under separate leases that expire as follows: 105,011 square feet in December 2009 in Falls Pointe and 2,107 square feet in January 2003 in Roswell North.

(8) Boult, Cummings, Conners, & Berry, PLLC leases 98,813 square feet in the Bank of America Plaza under separate leases that expire as follows: 79,086 square feet in May 2009 and 19,727 square feet in May 2004.

(9) Anthem Health Plans of Virginia, Inc. leases 69,111 square feet in two properties under separate leases that expire as follows: 37,584 square feet in December 2004 in Glen Forest and 31,527 square feet in June 2003 in Lynnwood Plaza.

(10) Ernst & Young leases 47,393 square feet in four properties and the leases expire as follows:

Office Property	Square Feet	Lease Expiration Date
Bank of America Plaza	25,251	12/06
Southtrust Bank Building	13,810	09/03
BB&T Financial Center	5,184	06/04
One Jackson Place	3,148	10/04
	47,393	

Non-Core Assets

Since January 1, 1995, Parkway has pursued a strategy of liquidating its non-core assets and using the proceeds from such sales to acquire office properties, pay down short-term debt and repurchase its own stock. The Company defines non-core assets as all assets other than office and parking properties, which at December 31, 2002 consisted of land and mortgage loans. In accordance with this strategy, Parkway sold non-core assets with a book value of $550,000 for cash proceeds of $605,000 during 2001. Aggregate gains for financial reporting purposes from sales of non-core assets during 2001 were $55,000. Although there were no sales of non-core assets in 2002, the Company recorded an impairment loss of $205,000 on an 11.856 acre parcel of land in New Orleans, Louisiana. After recording the write down, the carrying value corresponds with the net realizable value of the land, based upon market research and comparable sales in the area. The book value of all remaining non-office building real estate assets and mortgage loans, all of which are for sale, was $4,397,000 as of December 31, 2002. Of this amount, $3,528,000 represents undeveloped land with a carrying cost of approximately $34,000 annually.

Market for Registrant's Common Equity and Related Stockholder Matters.

The Company's common stock ($.001 par value) is listed and trades on the New York Stock Exchange under the symbol "PKY". The number of record holders of the Company's common stock at March 1, 2003, was approximately 2,887.

As of March 7, 2003, the last reported sales price per common share on the New York Stock Exchange was $36.77. The following table sets forth, for the periods indicated, the high and low last reported sales prices per share of the Company's common stock and the per share cash distributions paid by Parkway during each quarter.

	Year Ended December 31, 2002			Year Ended December 31, 2001		
Quarter Ended	**High**	**Low**	**Distributions**	**High**	**Low**	**Distributions**
March 31	$36.50	$32.05	$ .63	$30.26	$28.01	$ .56
June 30	38.25	35.37	.63	35.25	28.51	.63
September 30	37.34	29.93	.65	34.50	30.05	.63
December 31	36.39	31.51	.65	33.95	30.42	.63
			$2.56			$2.45

Common stock distributions during 2002 and 2001 ($2.56 and $2.45 per share, respectively) were taxable as follows for federal income tax purposes:

	Year Ended December 31	
	2002	**2001**
Ordinary income	$2.52	$2.45
Unrecaptured Section 1250 gain	.04	-
	$2.56	$2.45

The Company's shares of Series A 8.75% Cumulative Redeemable Preferred Stock are also listed for trading on the New York Stock Exchange and trade under the symbol "PKY PrA". As of March 7, 2003, the last reported sales price per Series A preferred share on the New York Stock Exchange was $25.50. The following table shows the high and low preferred share prices and per share distributions paid for each quarter of 2002 and 2001 reported by the New York Stock Exchange.

	Year Ended December 31, 2002			Year Ended December 31, 2001		
Quarter Ended	**High**	**Low**	**Distributions**	**High**	**Low**	**Distributions**
March 31	$25.48	$24.65	$ .55	$23.25	$20.13	$ .55
June 30	25.65	24.65	.55	25.10	23.00	.55
September 30	24.80	26.08	.55	25.20	23.95	.55
December 31	24.95	26.05	.54	25.25	24.40	.54
			$2.19			$2.19

As of March 1, 2003, there were approximately 63 holders of record of the Company's 2,650,000 outstanding shares of Series A preferred stock. Preferred stock distributions during 2002 and 2001 were taxable as follows for federal income tax purposes:

	Year Ended December 31	
	2002	**2001**
Ordinary income	$2.15	$2.19
Unrecaptured Section 1250 gain	.04	-
	$2.19	$2.19

In 2001, the Company issued 2,142,857 shares of its Series B Cumulative Convertible Preferred Stock to Rothschild/Five Arrows for net proceeds of $73,006,000. The funds were applied to the purchase of the 233 North Michigan Building and adjacent parking garage in Chicago, Illinois and were used to reduce amounts of debt outstanding on the Company's lines of credit. The dividend payment rate on these shares is 8.34% and total dividends of $6,257,000 and $3,249,000 were declared on the stock in 2002 and 2001, respectively. There is no public market for Parkway's Series B Cumulative Convertible Preferred Stock. In connection with the sales of convertible preferred equity, Parkway issued a warrant to Five Arrows to purchase 75,000 shares of the Company's common stock at a price of $35 for a period of seven years.

Equity Compensation Plans

The following table sets forth the securities authorized for issuance under Parkway's equity compensation plans as of December 31, 2002:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of, outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders................................	922,197	$29.24	318,199
Equity compensation plans not approved by security holders................................	-	-	-
Total	922,197	$29.24	318,199

Management's Discussion and Analysis of Financial Condition and Results of Operation.

Financial Condition

Comments are for the balance sheet dated December 31, 2002 compared to the balance sheet dated December 31, 2001.

In 2002, Parkway continued the application of its strategy of operating and acquiring office properties, joint venturing interests in office assets, as well as liquidating non-core assets and office assets that no longer meet the Company's investment criteria and/or the Company has determined value will be maximized by selling. During the year ended December 31, 2002, the Company purchased five office properties, sold one office property and sold a 70% joint venture interest. Total assets decreased $76,675,000, and office and parking properties (before depreciation) decreased $69,889,000 or 8.0%.

Parkway's direct investment in office and parking properties decreased $89,309,000 net of depreciation, to a carrying amount of $706,551,000 at December 31, 2002 and consisted of 54 operating properties. During the year ending December 31, 2002, Parkway purchased five office properties as follows (in thousands):

Office Property	Location	Square Feet	Date Purchased	Purchase Price
The Park on Camelback	Phoenix, AZ	103	05/22/02	$12,355
Viad Corporate Center	Phoenix, AZ	482	05/31/02	58,000
5300 Memorial	Houston, TX	154	06/05/02	12,366
Town & Country Central One	Houston, TX	148	06/05/02	8,076
1717 St. James Place	Houston, TX	110	06/05/02	6,744
Total		997		$97,541

During the year ending December 31, 2002, the Company capitalized building improvements and additional purchase expenses of $15,825,000 and recorded depreciation expense of $25,344,000 related to its office and parking properties.

On May 31, 2002, the Company closed on the cash sale of its 96,000 square foot office property in Indianapolis, Indiana for net proceeds of $3,192,000. The Company recorded a gain for financial reporting purposes of $770,000 on the sale. The net proceeds from the sale were used to reduce amounts outstanding on the Company's lines of credit.

The Company is also considering selling its property in Greenville, South Carolina. During the year ended December 31, 2002, the Company recorded an impairment loss on the Greenville, South Carolina property in the amount of $1.6 million. The loss was created largely by rental rate decreases and current conditions within the market. The estimated fair value of the

Greenville property was determined based on current prices of similar properties in the market area. The decision to sell operating assets will be based upon the Company's analysis of existing markets and competing investment opportunities.

On May 30, 2002, the Company closed the sale of a 70% interest in our investment in Parkway 233 North Michigan LLC (The "Chicago Joint Venture"), a subsidiary limited liability company that owns the 233 North Michigan Avenue building in Chicago, to an affiliate of Investcorp for a price equal to approximately 70% of the Company's original purchase price of the property plus all capital costs since it acquired the property in June 2001. Parkway continues to provide management and leasing services for the building on a day-to-day basis. In connection with the sale, Parkway recognized a $250,000 acquisition fee in accordance with the terms of the joint venture agreement. The Company recorded a loss of $269,000 on the sale of the 70% interest in the Chicago Joint Venture.

Prior to the Chicago Joint Venture, the subsidiary that owned 233 North Michigan Avenue was capitalized with equity of approximately $72 million and a 10-year first mortgage with a balance of approximately $105 million as of May 30, 2002. The first mortgage remained in place as an obligation of the Chicago Joint Venture. Parkway received net cash proceeds of approximately $55 million from the sale and used the proceeds to purchase new properties and to reduce short-term borrowings under the Company's lines of credit. The Chicago Joint Venture is accounted for using the equity method of accounting. Parkway's net investment in the Chicago Joint Venture at December 31, 2002 was $15,209,000. Under Parkway's new three-year strategic plan, VALUE^2, the Company plans to pursue additional joint venture opportunities by venturing with best partners. Under terms of the existing joint venture agreement with Investcorp, the Company will operate, manage and lease the properties on a day-to-day basis, provide acquisition and construction management services to the ventures and receive fees for providing these services.

At December 31, 2002, non-core assets, other than mortgage loans, totaled $3,528,000. During the year ended December 31, 2002, the Company recorded an impairment loss of $205,000 on 11.856 acres of land in New Orleans, Louisiana. After recording the write down, the carrying value corresponds with the net realizable value of the land, based on market research and comparable sales in the area. The Company expects to continue its efforts to liquidate its remaining non-core assets.

During 2002, the note receivable from Moore Building Associates LP decreased a net $946,000 due to payments received on the note. The note bears interest at a rate of 13% annually.

Notes payable to banks totaled $141,970,000 at December 31, 2002 and are the result of advances under bank lines of credit to purchase additional office properties and make improvements to office properties and fund development costs.

Mortgage notes payable without recourse decreased $95,239,000 during the year ending December 31, 2002, as a result of the following (in thousands):

	Increase (Decrease)
Placement of mortgage debt	$ 29,975
Scheduled principal payments	(10,966)
Principal paid on early extinguishment of debt	(9,874)
Mortgage on 233 North Michigan (now responsibility of the Chicago Joint Venture)	(104,699)
Market value adjustment on reverse swap interest rate contract	325
	$ (95,239)

On April 11, 2002, the Company closed a $20,450,000 non-recourse first mortgage on the Bank of America Plaza building in Nashville, Tennessee. The loan was funded by New York Life Insurance Company at a fixed rate of 7.10% and matures May 10, 2012. On May 30, 2002, the Company closed a $9,525,000 non-recourse first mortgage on the One Park Ten building in Houston, Texas. The loan was funded by Wachovia Securities at a fixed rate of 7.10% and matures June 1, 2012.

In 2002, Parkway recognized an extraordinary loss on the early extinguishment of mortgage notes payable in the amount of $833,000. The extraordinary loss represents the write-off of unamortized loan origination fees and prepayment penalties paid on higher interest rate, lower loan to value, faster amortizing loans.

The Company expects to continue seeking fixed rate, non-recourse mortgage financing at terms ranging from ten to thirty years on select office building investments as additional capital is needed. The Company plans to maintain a ratio of debt to total market capitalization from 25% to 50% although such ratio may from time to time temporarily exceed 50%, especially when the Company has incurred significant amounts of short-term debt in connection with acquisitions. In addition, volatility in the price of the Company's common stock may result in a debt to total market capitalization ratio exceeding 50% from time to time. In addition to this debt ratio, the Company also monitors interest and fixed charge coverage ratios. The interest coverage ratio is computed by comparing the cash interest accrued to earnings before interest, taxes, depreciation and amortization. This ratio for years ending December 31, 2002 and 2001 was 3.42 and 3.09 times, respectively. The fixed charge coverage ratio is computed by comparing the cash interest accrued, principal payments made on mortgage loans and preferred dividends paid to earnings before interest, taxes, depreciation and amortization. This ratio for the years ending December 31, 2002 and 2001 was 1.80 and 1.70 times, respectively.

Stockholders' equity increased $1,240,000 during the year ended December 31, 2002 as a result of the following (in thousands):

	Increase (Decrease)
Net income	$29,512
Change in market value of interest rate swap	1,524
Comprehensive income	31,036
Common stock dividends declared	(23,879)
Preferred stock dividends declared	(5,797)
Convertible preferred stock dividends declared	(6,257)
Exercise of stock options	2,996
Amortization of unearned compensation	2,190
Shares issued in lieu of Directors' fees	62
Shares issued through DRIP Plan	1,310
Shares issued - employee excellence recognition program	3
Purchase of Company stock	(424)
	$ 1,240

During the year ended December 31, 2002, the Company purchased 14,100 shares of its common stock at an average price of $30.08. Since June 1998, the Company has purchased a total of 2,141,593 shares if its common stock, which represents approximately 19% of the common stock outstanding when the buyback program was initiated on June 30, 1998. The Company has the authority to purchase an additional 485,900 shares under its existing authorization from its Board of Directors.

During 1999 through 2001, the Compensation Committee approved the issuance of shares of restricted stock to officers of the Company as follows (in thousands, except per share data):

Date	Number of Shares	Stock Price Per Share at Grant Date	Restricted Stock
03/04/99	150	$28.3750	$4,256
09/14/99	8	$32.1875	258
05/10/00	2	$31.1250	62
11/01/00	6	$28.5625	171
12/11/00	1	$28.5000	29
03/08/01	2	$30.0000	60
	169		$4,836

The vesting period for the stock was originally stated as 10 years, but would be accelerated to December 31, 2002, if certain operating results were achieved by the Company through the ***5 in 50 Plan***. Parkway met the goals set forth in the ***5 in 50 Plan***. In February 2003, the Company's Compensation Committee determined that all of the restricted shares were vested. The Company had fully amortized the restricted shares as of December 31, 2002.

Since 1999, the Company recorded a total of $4,836,000 as additional paid-in capital when the shares of restricted stock were issued, offset by unearned compensation of the same amount. The unearned compensation was deducted from stockholders' equity and is fully amortized as of December 31, 2002. Compensation expense related to the restricted stock of $2,190,000 and $1,272,000 was recognized in 2002 and 2001, respectively. Pending approval from its shareholders, Parkway anticipates utilizing restricted share grants as incentive compensation for its new three-year strategic plan, VALUE ^{2}.

Results of Operations

Comments are for the year ended December 31, 2002 compared to the year ended December 31, 2001.

Net income available for common stockholders for the year ended December 31, 2002 was $17,458,000 ($1.87 per basic common share) as compared to $17,502,000 ($1.87 per basic common share) for the year ended December 31, 2001. Net income for the year ending December 31, 2002 included a net loss of $1,298,000, which was attributable to the sale of the Chicago Joint Venture; the sale of the Company's only office property in Indianapolis, Indiana; an impairment loss on the Company's only asset in Greenville, South Carolina; and an impairment loss on non-earning land in New Orleans, Louisiana. Net income for the year ending December 31, 2001 included a net gain on the sale of one office property, land and real estate equity securities totaling $1,611,000. In addition, net income included an extraordinary loss on the early extinguishment of mortgage notes payable in the amount of $833,000 and $1,302,000 for the years ended December 31, 2002 and 2001, respectively.

Operating Properties. The primary reason for the change in the Company's net income from office and parking properties for 2002 as compared to 2001 is the net effect of the operations of the following properties purchased, properties sold or joint venture interest sold (in thousands):

Properties Purchased:

Office Properties	Purchase Date	Square Feet
233 North Michigan	06/22/01	1,068
550 Greens Parkway	10/01/01	72
Bank of America Plaza	12/20/01	418
The Park on Camelback	05/22/02	103
Viad Corporate Center	05/31/02	484
5300 Memorial	06/05/02	154
Town & Country Central One	06/05/02	148
1717 St. James Place	06/05/02	110

Properties Sold:

Office Properties	Date Sold	Square Feet
Vestavia	03/30/01	75
Corporate Square West	05/31/02	96

Joint Venture Interest Sold:

Office Property/Interest Sold	Date Sold	Square Feet
233 North Michigan/70%	05/30/02	1,068

Operations of office and parking properties are summarized below (in thousands):

	Year Ended December 31	
	2002	2001
Income	$152,442	$135,968
Operating expense	(65,942)	(57,465)
	86,500	78,503
Mortgage interest expense	(19,006)	(20,526)
Depreciation and amortization	(27,412)	(23,788)
Income from office and parking properties	$ 40,082	$ 34,189

Dividend Income. Dividend income decreased $495,000 for the year ending December 31, 2002 compared to the year ending December 31, 2001. The decrease is due to the Company's sale of all real estate equity securities held through the RSVP Program during the first quarter of 2001. Although we currently have no RSVP investments, we will continue to pursue opportunities in the public market in accordance with the RSVP Plan as conditions warrant.

Equity in Earnings of Unconsolidated Joint Ventures. Equity in earnings of unconsolidated joint ventures increased $762,000 for the year ending December 31, 2002 compared to the year ending December 31, 2001. This increase is attributable to Parkway's 30% interest in the Chicago Joint Venture in 2002. Under the terms of the joint venture agreement with Investcorp, Parkway continues to provide management and leasing services for the Chicago Joint Venture on a day-to-day basis. This also accounts for the $352,000 increase in management company income in 2002 compared to 2001. Under Parkway's new three-year strategic plan, VALUE^2, Parkway will continue to pursue joint venture opportunities with best partners while maintaining the management and leasing of the properties on a day-to-day basis.

Interest Expense. The $1,520,000 decrease in interest expense on office properties in 2002 compared to 2001 is primarily due to the net effect of the early extinguishment of mortgage notes payable, the transfer of a mortgage note payable to the Chicago Joint Venture and new loans placed in 2002 and 2001. The average interest rate on mortgage notes payable as of December 31, 2002 and 2001 was 7.37% and 7.41%, respectively.

The $1,150,000 increase in interest expense on bank notes for the year ending December 31, 2002 compared to the year ending December 31, 2001 is primarily due to the increase in the average balance of borrowings outstanding under bank lines of credit from $74,194,000 during 2001 to $127,107,000 during 2002. In addition, weighted average interest rates on bank lines of credit decreased from 6.44% during 2001 to 4.68% during 2002.

General and Administrative Expense. General and administrative expenses were $5,029,000 and $4,861,000 for the years ending December 31, 2002 and 2001, respectively. The net increase of $168,000 is primarily attributable to a few factors. Due to Parkway's achievement of the ***5 in 50 Plan,*** the restricted shares granted were fully amortized as of December 31, 2002. Therefore, amortization expense of restricted stock grants increased in 2002 by $917,000. Pending approval from its shareholders, Parkway anticipates utilizing restricted share grants as incentive compensation for its new three-year strategic plan, VALUE^2.

In 2002, Parkway settled a lawsuit dating back to the early 1990's relating to management of our headquarters building, One Jackson Place, located in Jackson, Mississippi. The settlement resulted in a $312,000 increase to 2002 general and administrative expense. We do not anticipate any further costs associated with this matter.

Finally, increased intercompany management fee income of $945,000 for 2002 compared to 2001 resulted in a decrease in general and administrative expense in 2002.

Results of Operations

Comments are for the year ended December 31, 2001 compared to the year ended December 31, 2000.

Net income available for common stockholders for the year ended December 31, 2001 was $17,502,000 ($1.87 per basic common share) as compared to $29,099,000 ($2.96 per basic common share) for the year ended December 31, 2000. Net income included net gains from the sale of real estate, real estate equity securities and other assets in the amounts of $1,611,000 and $9,471,000 for the years ended December 31, 2001 and 2000, respectively. In addition, net income included an extraordinary loss on the early extinguishment of mortgage notes payable in the amount of $1,302,000 for the year ended December 31, 2001.

Operating Properties. The primary reason for the change in the Company's net income from office and parking properties for 2001 as compared to 2000 was the net effect of the operations of the following properties purchased, constructed or sold (in thousands, except number of spaces):

Properties Purchased/Constructed:

Office Properties	Purchase Date	Square Feet
Central Station	08/03/00	133
233 North Michigan	06/22/01	1,068
550 Greens Parkway	10/01/01	72
Bank of America Plaza	12/20/01	418
Parking Property	**Completion Date**	**Spaces**
Toyota Center Garage	04/01/00	770

Properties Sold:

Office Properties	Date Sold	Square Feet
Cherokee	06/20/00	54
Courthouse	06/20/00	95
Loudoun Plaza	06/20/00	72
First Little Rock Plaza	06/22/00	116
Vestavia	03/30/01	75

Operations of office and parking properties are summarized below (in thousands):

	Year Ended December 31	
	2001	2000
Income	$135,968	$118,970
Operating expense	(57,465)	(49,397)
	78,503	69,573
Mortgage interest expense	(20,526)	(16,371)
Depreciation and amortization	(23,788)	(19,651)
Income from office and parking properties	$ 34,189	$ 33,551

At December 31, 2001, the Company had one office property greater than 10% of total assets, the 233 North Michigan building and adjacent parking garage in Chicago, Illinois with a net book value of $173,108,000 or 20.6% of total assets.

The effect of the Company's operations related to the 233 North Michigan building and adjacent parking garage included in the operations of office and parking properties since its acquisition on June 22, 2001 was as follows (in thousands):

	Year Ended December 31 2001
Income	$15,637
Operating expense	(6,744)
	8,893
Mortgage interest expense	(4,048)
Depreciation and amortization	(2,266)
Income from 233 North Michigan building	$2,579

Dividend Income. Dividend income decreased $710,000 for the year ending December 31, 2001 compared to the year ending December 31, 2000. The decrease is due to the Company's sale of all real estate equity securities held through the RSVP Program during the first quarter of 2001.

Interest and Incentive Management Fee Income. Interest income earned on the note receivable from Moore Building Associates LP increased $68,000 and the incentive management fee earned from the Toyota Center (formerly Moore Building) increased $125,000 for the year ending December 31, 2001 compared to the year ending December 31, 2000.

Non-core Assets. Net losses on operations of other real estate properties held for sale were $39,000 and $60,000 for the years ending December 31, 2001 and 2000, respectively, and consisted of property taxes on land held for sale.

Interest Expense. The $4,155,000 increase in interest expense on office properties in 2001 compared to 2000 is primarily due to the mortgage loans assumed and/or new loans placed in 2001 and 2000. The average interest rate on mortgage notes payable as of December 31, 2001 and 2000 was 7.41% and 7.47%, respectively.

The $1,589,000 decrease in contractual interest expense on bank notes for the year ending December 31, 2001 compared to the year ending December 31, 2000 is primarily due to the decrease in the average balance of borrowings outstanding under bank lines of credit from $87,628,000 during 2000 to $74,194,000 during 2001. In addition, weighted average interest rates under existing bank lines of credit decreased from 7.78% for the year ending December 31, 2000 to 6.44% for the year ending December 31, 2001.

General and Administrative Expense. General and administrative expenses were $4,861,000 and $3,951,000 for the years ending December 31, 2001 and 2000, respectively. The net increase of $910,000 is primarily due to the increase in amortization of unearned compensation expense pertaining to the Company's restricted stock shares and additional personnel and related costs as a result of the 28% increase in total assets.

Liquidity and Capital Resources

Statement of Cash Flows. Cash and cash equivalents were $1,594,000 and $2,392,000 at December 31, 2002 and December 31, 2001, respectively. The Company generated $63,529,000 in cash flows from operating activities during the year ended December 31, 2002 compared to $52,448,000 for the same period of 2001. The Company used $58,582,000 in investing activities during the year ended December 31, 2002. Proceeds from the sale of an office property and the Chicago Joint Venture interest were $58,692,000 for the year ended December 31, 2002. In implementing its investment strategy, the Company used $97,823,000 to purchase operating properties. The Company also spent $20,063,000 to make capital improvements at its office properties and $230,000 toward the Toyota Center Garage real estate redevelopment project. Cash dividends of $35,499,000 ($2.56 per common share, $2.1875 per Series A preferred share and $2.92 per Series B preferred share) were paid to stockholders, and 14,100 shares of common stock were repurchased for a total of $424,000. Proceeds from long-term financing were $29,975,000, scheduled principal payments were $10,966,000, and principal payments on early extinguishment of debt were $9,874,000 on mortgage notes payable during the year ended December 31, 2002. In 2002, Parkway recognized an extraordinary loss on the early extinguishment of debt in the amount of $833,000.

Liquidity. The Company plans to continue pursuing the acquisition of additional investments that meet the Company's investment criteria in accordance with the strategies outlined under "Business" and intends to use bank lines of credit, proceeds from the sale of non-core assets and office properties, proceeds from the sale of portions of owned assets through joint ventures, possible sale of securities and cash balances to fund those acquisitions. At December 31, 2002, the Company had $141,970,000 outstanding under two bank lines of credit and a term loan.

The Company's cash flows are exposed to interest rate changes primarily as a result of its lines of credit used to maintain liquidity and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows at fixed rates, but also has a three-year $135 million secured revolving credit facility with a consortium of 13 banks with J.P. Morgan Chase & Co. serving as the lead agent (the "$135 million line") and a one-year $15 million unsecured line of credit with PNC Bank (the "$15 million line"). The interest rates on the lines of credit are equal to the 30-day LIBOR rate plus 112.5 to 137.5 basis points, depending upon overall Company leverage. The weighted average interest rate on the $15 million line and the $135 million line was 2.68% and 4.98% at December 31, 2002, respectively.

On June 4, 2002, Parkway entered into a Credit Agreement (the "Credit Agreement") with JP Morgan Chase Bank, as Administrative Agent, Wachovia Bank, National Association, as Syndication Agent, and other banks as participants. The Credit Agreement, among other things, provides for a new $35 million one-year term loan facility (the "Term Loan") of which $35 million was drawn upon and paid to Parkway as of June 4, 2002. Excluding bank fees and closing costs, the Term Loan bears interest at a rate equal to LIBOR plus 112.5 to 137.5 basis points, depending on Parkway's leverage. Accrued and unpaid interest under the Term Loan is payable monthly with the final interest payment as well as the entire principal amount outstanding thereunder due and payable on June 4, 2003. The weighted average interest rate on the Term Loan was 2.81% at December 31, 2002.

The Company's interest rate hedge contracts are summarized as follows (in thousands):

Type of Hedge	Notional Amount	Maturity Date	Reference Rate	Fixed Rate	Fair Market Value December 31 2002	Fair Market Value December 31 2001
Swap	$51,000	01/15/03	1-Month LIBOR	5.44%	$(170)	$(1,694)
Reverse Swap	$ 5,300	07/15/06	1-Month LIBOR + 3.455%	8.08%	325	-
					$155	$(1,694)

The Company designated the swap as a hedge of the variable interest rates on the Company's borrowings under the $135 million line. Accordingly, changes in the fair value of the swap are recognized in accumulated other comprehensive income until the hedged item is recognized in earnings.

During 2002, the Company entered into a reverse swap interest rate contract. The effect of the reverse swap is to convert a fixed rate mortgage note payable to a variable rate. The Company does not hold or issue these types of derivative contracts for trading or speculative purposes.

On January 6, 2003, the Company entered into a $50 million interest rate swap agreement with Southtrust Bank effectively locking the interest rate on this portion of outstanding unsecured, floating rate bank debt at 1.545% through December 31, 2003. The interest rate swap reduces the company's interest rate risk while it pursues placement of non-recourse, long-term secured mortgages on certain of its recent acquisitions.

The $15 million line is unsecured and is expected to fund the daily cash requirements of the Company's treasury management system. This line of credit matures August 3, 2003 and has a current interest rate equal to the 30-day LIBOR rate plus 130 basis points. The Company paid a facility fee of $15,000 (10 basis points) upon closing of the loan agreement. Under the $15 million line, the Company does not pay annual administration fees or fees on the unused portion of the line.

The $135 million line is also unsecured and is expected to fund acquisitions of additional investments. This line of credit matures June 28, 2004 and has a current interest rate equal to the LIBOR rate plus 137.5 basis points. The Company paid a facility fee of $225,000 (16.67 basis points) and origination fees of $464,000 (41.85 basis points) upon closing of the loan agreement and pays an annual administration fee of $37,500. The Company also pays fees on the unused portion of the line based upon overall Company leverage, with the current rate set at 25 basis points.

The Term Loan is unsecured and is expected to fund acquisitions of additional investments. The Term Loan matures June 4, 2003 and has a current interest rate equal to the LIBOR rate plus 137.5 basis points. The Company paid facility and origination fees of $170,000 (48.57 basis points) upon closing of the loan agreement. The Company does not pay annual administration fees or fees on the unused portion of the Term Loan.

At December 31, 2002, the Company had $209,746,000 of non-recourse fixed rate mortgage notes payable with an average interest rate of 7.37% secured by office properties and $141,970,000 drawn under bank lines of credit and the Term Loan. Parkway's pro rata share of unconsolidated joint venture debt was $31,420,000 with an average interest rate of 7.36% at December 31, 2002. Based on the Company's total market capitalization of approximately $853,673,000 at December 31, 2002 (using the December 31, 2002 closing price of $35.08 per common share), the Company's debt represented approximately 44.9% of its total market capitalization. The Company plans to maintain a ratio of debt to total market capitalization from 25% to 50% although such ratio may from time to time temporarily exceed 50%, especially when the Company has incurred significant amounts of short-term debt in connection with acquisitions. In addition, volatility in the price of the Company's common stock may result in a debt to market capitalization exceeding 50% from time to time. In addition to this debt ratio, the Company also monitors interest and fixed charge coverage ratios. The interest coverage ratio is computed by comparing the cash interest accrued to earnings before interest, taxes, depreciation and amortization. This ratio for the year ending December 31, 2002 and 2001 was 3.42 and 3.09 times, respectively. The fixed charge coverage ratio is computed by comparing the cash interest accrued, principal payments made on mortgage loans and preferred dividends paid to earnings before interest, taxes, depreciation and amortization. This ratio for the year ending December 31, 2002 and 2001 was 1.80 and 1.70 times, respectively.

The table below presents the principal payments due and weighted average interest rates for the fixed rate debt.

	Average Interest Rate	Fixed Rate Debt (In thousands)
2003	7.37%	$ 11,062
2004	7.37%	11,899
2005	7.37%	12,804
2006	7.36%	17,669
2007	7.36%	14,294
Thereafter	7.55%	142,018
Total		$209,746
Fair value at 12/31/02		$224,227

The Company presently has plans to make additional capital improvements at its office properties in 2003 of approximately $20,721,000. These expenses include tenant improvements, capitalized acquisition costs and capitalized building improvements. Approximately $4,269,000 of these improvements relate to upgrades on properties acquired in recent years that were anticipated at the time of purchase. All such improvements are expected to be financed by cash flow from the properties and advances on the bank lines of credit.

The Company anticipates that its current cash balance, operating cash flows, proceeds from the sale of office properties held for sale, proceeds from the sale of portions of owned assets through joint ventures, possible sale of securities and borrowings (including borrowings under the working capital line of credit and the Term Loan) will be adequate to pay the Company's (i) operating and administrative expenses, (ii) debt service obligations, (iii) distributions to shareholders, (iv) capital improvements, and (v) normal repair and maintenance expenses at its properties both in the short and long term.

Critical Accounting Policies and Estimates

General. Our investments are generally made in office properties. We are, therefore, generally subject to risks incidental to the ownership of real estate. Some of these risks include changes in supply or demand for office properties or tenants for such properties in an area in which we have buildings; changes in real estate tax rates; and changes in federal income tax, real estate and zoning laws. Our discussion and analysis of financial condition and results of operations is based upon our Consolidated Financial Statements. Our Consolidated Financial Statements include the accounts of Parkway Properties, Inc. and its majority owned subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from our estimates.

The accounting policies and estimates used in the preparation of our Consolidated Financial Statements are more fully described in the notes to our Consolidated Financial Statements. However, certain of our significant accounting policies are considered critical accounting policies due to the increased level of assumptions used or estimates made in determining their impact on our Consolidated Financial Statements.

We consider our critical accounting policies and estimates to be those used in the determination of the reported amounts and disclosure related to the following:

(1) Impairment or disposal of long-lived assets and
(2) Allowance for doubtful accounts

Impairment or Disposal of Long-Lived Assets. Changes in the supply or demand of tenants for our properties could impact our ability to fill available space. Should a significant amount of available space exist for an extended period, our investment in a particular office building may be impaired. We evaluate our real estate assets upon the occurrence of significant adverse changes to assess whether any impairment indicators are present that affect the recovery of the carrying amount.

Real estate assets are classified as held for sale or held and used in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In accordance with SFAS No. 144, we record assets held for sale at the lower of carrying amount or fair value less cost to sell. With respect to assets classified as held and used, we recognize an impairment loss to the extent the carrying amount is not recoverable and exceeds its fair value.

In 2002, the Company recorded an impairment loss on its office property in Greenville, South Carolina in the amount of $1.6 million and on 11.856 acres of non-earning land in New Orleans, Louisiana in the amount of $205,000. The loss on the Greenville property was created largely by rental rate decreases and current conditions within the market. The loss on the New Orleans land was computed based on market research and comparable sales in the area and necessary to reflect the land at fair value less cost to sell.

Allowance for Doubtful Accounts. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Our receivable balance is comprised primarily of rents and operating expense recoveries due from tenants. Change in the supply of or demand for office properties could impact our tenants' ability to honor their lease obligations, which could in turn affect our recorded revenues and estimates of the collectibility of our receivables. Revenue from real estate rentals is recognized and accrued as earned on a pro rata basis over the term of the lease. We regularly evaluate the adequacy of our allowance for doubtful accounts considering such factors as credit quality of our tenants, delinquency of payment, historical trends and current economic conditions. We provide an allowance for doubtful accounts for tenant balances that are over 90 days past due and for specific tenant receivables for which collection is considered doubtful. Actual results may differ from these estimates under different assumptions or conditions.

Funds From Operations and Funds Available for Distribution

Management believes that funds from operations ("FFO") is an appropriate measure of performance for equity REITs and computes this measure in accordance with the National Association of Real Estate Investment Trusts' ("NAREIT") definition of FFO. We believe FFO is helpful to investors as a supplemental measure that enhances the comparability of our operations by adjusting net income for items not reflective of our principal and recurring operations. In addition, FFO has widespread acceptance and use within the REIT and analyst communities. Funds from operations is defined by NAREIT as net income (computed in accordance with generally accepted accounting principles "GAAP"), excluding gains or losses from sales of property and extraordinary items under GAAP, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. In 2002, NAREIT clarified that FFO related to assets held for sale, sold or otherwise transferred and included in results of discontinued operations should continue to be included in consolidated FFO. This clarification is effective January 1, 2002, and calculation of FFO based on this clarification should be shown for all periods presented in financial statements or tables. We believe that in order to facilitate a clear understanding of our operating results, FFO should be examined in conjunction with the net income as presented in our audited consolidated financial statements and notes thereto included elsewhere in this Form 10-K. Funds from operations do not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States and is not an indication of cash available to fund cash needs. Funds from operations should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

The computation of funds available for distribution ("FAD") is equal to FFO increased by amortization of restricted stock grants and reduced by rental income from straight-line rents, non-revenue enhancing capital expenditures for building improvements, tenant improvements and leasing costs. Adjustments for unconsolidated joint ventures are calculated on the same basis.

The following table presents a reconciliation of the Company's net income to FFO and FAD for the years ended December 31, 2002 and 2001 (in thousands):

	Year Ended December 31	
	2002	2001
Net income	$29,512	$26,548
Adjustments to derive funds from operations:		
Extraordinary items	833	1,302
Depreciation and amortization	27,412	23,788
Depreciation and amortization - discontinued operations	22	-
Adjustments for unconsolidated joint ventures	861	11
Preferred dividends	(5,797)	(5,797)
Convertible preferred dividends	(6,257)	(3,249)
(Gain) loss on real estate and joint venture interest	1,093	35
Amortization of deferred gains and other	(9)	(5)
Funds from operations	47,670	42,633
Adjustments to derive funds available for distribution:		
Amortization of restricted stock grants	2,190	1,272
Straight-line rents	(2,229)	(1,992)
Adjustments for unconsolidated joint ventures	(881)	-
Building improvements	(2,729)	(2,472)
Tenant improvements - new leases	(6,251)	(4,137)
Tenant improvements - renewal leases	(3,979)	(5,305)
Leasing costs - new leases	(3,305)	(1,896)
Leasing costs - renewal leases	(1,445)	(1,106)
Funds available for distribution	$29,041	$26,997

Inflation

In the last five years, inflation has not had a significant impact on the Company because of the relatively low inflation rate in the Company's geographic areas of operation. Most of the leases require the tenants to pay their pro rata share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing the Company's exposure to increases in operating expenses resulting from inflation. In addition, the Company's leases typically have three to seven year terms, which may enable the Company to replace existing leases with new leases at a higher base rent if rents on the existing leases are below the then-existing market rate.

Forward-Looking Statements

In addition to historical information, certain sections of this Form 10-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as those that are not in the present or past tense, that discuss the Company's beliefs, expectations or intentions or those pertaining to the Company's capital resources, profitability and portfolio performance and estimates of market rental rates. Forward-looking statements involve numerous risks and uncertainties. The following factors, among others discussed herein and in the Company's filings under the Securities Exchange Act of 1934, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: defaults or non-renewal of leases, increased interest rates and operating costs, failure to obtain necessary outside financing, difficulties in identifying properties to acquire and in effecting acquisitions, failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, environmental uncertainties, risks related to natural disasters, financial market fluctuations, changes in real estate and zoning laws and increases in real property tax rates. The success of the Company also depends upon the trends of the economy, including interest rates, income tax laws, governmental regulation, legislation, population changes and those risk factors discussed elsewhere in this Form 10-K and in the Company's filings under the Securities Exchange Act of 1934. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as the date hereof. The Company assumes no obligation to update forward-looking statements.

Quantitative and Qualitative Disclosures About Market Risk.

See information appearing under the caption "Liquidity" appearing in "Management's Discussion and Analysis of Financial Condition and Results of Operations".

As of December 31, 2002, total outstanding debt was approximately $351,716,000 of which $141,970,000 or 40.4%, is variable rate debt. If market rates of interest on the variable rate debt fluctuate by 10% (or approximately 42 basis points), the change in interest expense on the variable rate debt would increase or decrease future earnings and cash flows by approximately $596,000 annually.

REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Parkway Properties, Inc.

We have audited the accompanying consolidated balance sheets of Parkway Properties, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Parkway Properties, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Jackson, Mississippi
January 31, 2003

PARKWAY PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31 2002	December 31 2001
Assets		
Real estate related investments:		
Office and parking properties	$806,000	$875,889
Accumulated depreciation	(99,449)	(80,029)
	706,551	795,860
Land available for sale	3,528	3,733
Note receivable from Moore Building Associates LP	5,996	6,942
Mortgage loans	869	877
Investment in unconsolidated joint ventures	15,640	416
	732,584	807,828
Interest, rents receivable and other assets	29,759	30,392
Cash and cash equivalents	1,594	2,392
Total assets	$763,937	$840,612
Liabilities		
Notes payable to banks	$141,970	$126,044
Mortgage notes payable without recourse	209,746	304,985
Accounts payable and other liabilities	35,400	34,002
Total liabilities	387,116	465,031
Stockholders' Equity		
8.75% Series A Preferred stock, $.001 par value, 2,750,000 shares authorized and 2,650,000 shares issued and outstanding	66,250	66,250
8.34% Series B Cumulative Convertible Preferred stock, $.001 par value, 2,142,857 shares authorized, issued and outstanding	75,000	75,000
Series C Preferred stock, $.001 par value, 400,000 shares authorized, no shares issued	-	-
Common stock, $.001 par value, 64,707,143 shares authorized, 9,385,420 and 9,249,954 shares issued and outstanding in 2002 and 2001, respectively	9	9
Excess stock, $.001 par value, 30,000,000 shares authorized, no shares issued	-	-
Additional paid-in capital	199,979	196,032
Unearned compensation	-	(2,190)
Accumulated other comprehensive loss	(170)	(1,694)
Retained earnings	35,753	42,174
Total stockholders' equity	376,821	375,581
Total liabilities and stockholders' equity	$763,937	$840,612

See notes to consolidated financial statements.

PARKWAY PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended December 31		
	2002	2001	2000
Revenues			
Income from office and parking properties	$152,442	$135,968	$118,970
Management company income	1,197	845	922
Interest on note receivable from Moore Building Associates LP	895	873	805
Incentive management fee from Moore Building Associates LP	325	316	191
Dividend income	-	495	1,205
Equity in earnings of unconsolidated joint ventures	824	62	47
Other income and deferred gains	401	238	384
	156,084	138,797	122,524
Expenses			
Office and parking properties:			
Operating expense	65,942	57,465	49,397
Interest expense:			
Contractual	18,766	20,279	16,195
Amortization of loan costs	240	247	176
Depreciation and amortization	27,412	23,788	19,651
Operating expense for other real estate properties	34	39	60
Interest expense on bank notes:			
Contractual	6,055	4,800	6,389
Amortization of loan costs	592	697	538
Management company expenses	416	379	738
General and administrative	5,029	4,861	3,951
Income before gain (loss), minority interest, discontinued operations and extraordinary item	31,598	26,242	25,429
Gain (loss) on sale of joint venture interest, real estate and real estate equity securities	(474)	1,611	9,471
Impairment loss on office property	(1,594)	-	-
Minority interest - unit holders	(2)	(3)	(4)
Income before discontinued operations and extraordinary item	29,528	27,850	34,896
Discontinued operations:			
Income from discontinued operations	47	-	-
Gain on sale of real estate from discontinued operations	770	-	-
Income before extraordinary item	30,345	27,850	34,896
Extraordinary loss on early extinguishment of mortgage notes payable	(833)	(1,302)	-
Net income	29,512	26,548	34,896
Change in unrealized gain on real estate equity securities	-	(821)	821
Change in market value of interest rate swap	1,524	(1,694)	-
Comprehensive income	$ 31,036	$ 24,033	$ 35,717
Net income available to common stockholders:			
Net income	$ 29,512	$ 26,548	$ 34,896
Dividends on preferred stock	(5,797)	(5,797)	(5,797)
Dividends on convertible preferred stock	(6,257)	(3,249)	-
Net income available to common stockholders	$ 17,458	$ 17,502	$ 29,099
Net income per common share:			
Basic:			
Income excluding discontinued operations and extraordinary item	$ 1.87	$ 2.01	$ 2.96
Discontinued operations	.09	-	-
Extraordinary item	(.09)	(.14)	-
Net income	$ 1.87	$ 1.87	$ 2.96
Diluted:			
Income excluding discontinued operations and extraordinary item	$ 1.84	$ 1.99	$ 2.93
Discontinued operations	.09	-	-
Extraordinary item	(.09)	(.14)	-
Net income	$ 1.84	$ 1.85	$ 2.93
Dividends per common share	$ 2.56	$ 2.45	$ 2.12
Weighted average shares outstanding:			
Basic	9,312	9,339	9,825
Diluted	9,480	9,442	9,926

See notes to consolidated financial statements.

PARKWAY PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Year Ended December 31		
	2002	2001	2000
8.75% Series A Preferred stock, $.001 par value			
Balance at beginning of year	$ 66,250	$ 66,250	$ 66,250
Balance at end of year	66,250	66,250	66,250
8.34% Series B Cumulative Convertible Preferred stock, $.001 par value			
Balance at beginning of year	75,000	-	-
Shares issued - stock offerings	-	75,000	-
Balance at end of year	75,000	75,000	-
Common stock, $.001 par value			
Balance at beginning of year	9	10	10
Purchase of Company stock	-	(1)	-
Balance at end of year	9	9	10
Additional paid-in capital			
Balance at beginning of year	196,032	214,568	220,526
Stock options exercised	2,996	1,343	130
Shares issued in lieu of Directors' fees	62	55	70
Restricted shares issued	-	60	262
Reclassification for issuance of restricted shares	-	-	(843)
Shares issued - employee excellence recognition program	3	2	-
Shares issued - DRIP Plan	1,310	-	-
Shares issued - stock offerings	-	(1,994)	-
Purchase of Company stock	(424)	(18,002)	(5,577)
Balance at end of year	199,979	196,032	214,568
Unearned compensation			
Balance at beginning of year	(2,190)	(3,402)	(4,923)
Restricted shares issued	-	(60)	(262)
Reclassification for issuance of restricted shares	-	-	843
Amortization of unearned compensation	2,190	1,272	940
Balance at end of year	-	(2,190)	(3,402)
Accumulated other comprehensive income (loss)			
Balance at beginning of year	(1,694)	821	-
Change in net unrealized gain (loss) on real estate equity securities	-	(821)	821
Change in market value of interest rate swap	1,524	(1,694)	-
Balance at end of year	(170)	(1,694)	821
Retained earnings			
Balance at beginning of year	42,174	47,502	39,201
Net income	29,512	26,548	34,896
Preferred stock dividends declared	(5,797)	(5,797)	(5,797)
Convertible preferred stock dividends declared	(6,257)	(3,249)	-
Common stock dividends declared	(23,879)	(22,830)	(20,798)
Balance at end of year	35,753	42,174	47,502
Total stockholders' equity	$ 376,821	$ 375,581	$ 325,749

See notes to consolidated financial statements.

PARKWAY PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31		
	2002	2001	2000
Operating activities			
Net income	$ 29,512	$ 26,548	$ 34,896
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	27,412	23,788	19,651
Depreciation and amortization - discontinued operations	22	-	-
Amortization of loan costs	832	944	714
Amortization of unearned compensation	2,190	1,272	940
Extraordinary loss on early extinguishment of debt	833	1,302	-
(Gain) loss on real estate available for sale, office property and real estate equity securities	1,029	(1,611)	(9,471)
Loss on sale of joint venture interest	269	-	-
Equity in earnings of consolidated joint ventures	(824)	(62)	(47)
Other	(11)	(8)	(22)
Changes in operating assets and liabilities:			
Increase in receivables and other assets	(5,150)	(9,617)	(3,947)
Increase (decrease) in accounts payable and accrued expenses	7,415	9,892	(4,916)
Cash provided by operating activities	63,529	52,448	37,798
Investing activities			
Payments received on mortgage loans	8	6	9
Net decrease in note receivable from Moore Building Associates LP	946	1,921	9,495
Distributions from unconsolidated joint ventures	1,641	34	20
Investment in unconsolidated joint venture	(1,663)	-	-
Purchases of real estate related investments	(97,823)	(213,847)	(16,499)
Purchases of real estate equity securities	-	-	(32,588)
Proceeds from sales of joint venture interest, real estate and real estate equity securities	58,602	29,503	49,883
Real estate development	(230)	(42)	(8,240)
Improvements to real estate related investments	(20,063)	(15,726)	(14,274)
Cash used in investing activities	(58,582)	(198,151)	(12,194)
Financing activities			
Principal payments on mortgage notes payable	(20,840)	(26,485)	(10,266)
Net proceeds from (payments on) bank borrowings	17,450	42,468	(4,758)
Proceeds from long-term financing	29,975	106,000	21,000
Prepayment premium on early extinguishment of debt	(713)	(1,102)	-
Stock options exercised	2,996	1,343	130
Dividends paid on common stock	(23,445)	(22,416)	(20,456)
Dividends paid on preferred stock	(12,054)	(7,481)	(5,797)
Purchase of Company stock	(424)	(18,003)	(5,577)
Proceeds from DRIP Plan	1,310	-	-
Proceeds from stock offerings	-	73,006	-
Cash (used in) provided by financing activities	(5,745)	147,330	(25,724)
Increase (decrease) in cash and cash equivalents	(798)	1,627	(120)
Cash and cash equivalents at beginning of year	2,392	765	885
Cash and cash equivalents at end of year	$ 1,594	$ 2,392	$ 765

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

NOTE A - Summary of Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of Parkway Properties, Inc. ("Parkway" or "the Company") and its majority owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Basis of presentation

The accompanying financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the periods presented. All such adjustments are of a normal recurring nature. The financial statements should be read in conjunction with the annual report and the notes thereto.

Effective January 1, 1997, the Company elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code of 1986, as amended.

The Company completed its reorganization into the UPREIT (Umbrella Partnership REIT) structure effective January 1, 1998. The Company anticipates that the UPREIT structure will enable it to pursue additional investment opportunities by having the ability to offer tax-advantaged operating partnership units to property owners in exchange for properties.

Business

The Company's operations are exclusively in the real estate industry, principally the operation, management, and ownership of office buildings.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investment in unconsolidated joint ventures

As of December 31, 2002, Parkway has two investments in unconsolidated joint ventures, which are accounted for using the equity method of accounting. Parkway's investments in unconsolidated joint ventures consist of a 50% interest in Wink-Parkway Partnership and a 30% interest in Parkway 233 North Michigan, LLC. We have a non-controlling interest in these investments and account for our interest using the equity method of accounting. Therefore, we report our share of income and losses based on our ownership interest in these entities. We classify our interests as non-controlling when we hold less than a majority voting interest in the entity.

Real estate properties

Real estate properties are carried at cost less accumulated depreciation. Cost includes the carrying amount of the Company's investment plus any additional consideration paid, liabilities assumed, costs of securing title (not to exceed fair market value in the aggregate) and improvements made subsequent to acquisition. Depreciation of buildings is computed using the straight-line method over their estimated useful lives of 40 years. Depreciation of tenant improvements, including personal property, is computed using the straight-line method over the term of the lease involved. Maintenance and repair expenses are charged to expense as incurred, while improvements are capitalized and depreciated in accordance with the useful lives outlined above. Geographically, the Company's properties are concentrated in the Southeastern and Southwestern United States and Chicago.

The Company evaluates its real estate assets upon occurrence of significant adverse changes in their operations to assess whether any impairment indicators are present that affect the recovery of the carrying amount. Real estate assets are classified as held for sale or held and used in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In accordance with SFAS No. 144, we record assets held for sale at the lower of carrying amount or fair value less cost to sell. With respect to assets classified as held and used, we recognize and impairment loss to the extent the carrying amount is not recoverable and exceeds its fair value.

Management continually evaluates the Company's office buildings and the markets where the properties are located to ensure that these buildings continue to meet their investment criteria. During 1998, management implemented a self management strategy for the Company's office buildings which requires the Company to have minimum square footage in an area in order for the strategy to be cost effective. If the office properties no longer meet management's investment criteria or the management of the building is not cost effective, management may consider a sale of the office property. If such a sale becomes probable, the office property is classified as held for sale.

Gains from sales of real estate are recognized based on the provisions of Statement of Financial Accounting Standards ("SFAS") No. 66 which require upon closing, the transfer of rights of ownership to the purchaser, receipt from the purchaser of an adequate cash down payment and adequate continuing investment by the purchaser. If the requirements for recognizing gains have not been met, the sale and related costs are recorded, but the gain is deferred and recognized generally on the installment method of accounting as collections are received.

Management fee income and leasing and brokerage commissions are recorded in income as earned. Such fees on Company-owned properties are eliminated in consolidation.

Revenue from real estate rentals is recognized and accrued as earned on a pro rata basis over the term of the lease.

Non-core assets (see Note F) are carried at the lower of cost or fair value minus estimated costs to sell. Operating real estate held for investment is stated at the lower of cost or net realizable value. In 2002, an impairment loss of $205,000 was recorded on 11.856 acres of land in New Orleans, Louisiana. The loss on the land was computed based on market research and comparable sales in the area.

Real estate equity securities

Real estate equity securities owned by the Company, if any, are categorized as available-for-sale securities, as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and are reflected at market. Net unrealized gains and losses are reflected in comprehensive income as a separate component of stockholders' equity until realized. As of December 31, 2002 and 2001, Parkway did not own any real estate equity securities.

Dividend income is recognized on the accrual basis based on the number of shares owned as of the dividend record date.

Interest income recognition

Interest is generally accrued monthly based on the outstanding loan balances. Recognition of interest income is discontinued whenever, in the opinion of management, the collectibility of such income becomes doubtful. After a loan is classified as non-earning, interest is recognized as income when received in cash.

Amortization

Debt origination costs are deferred and amortized using a method that approximates the interest method over the term of the loan. Leasing costs are deferred and amortized using the straight-line method over the term of the respective lease.

Derivative Financial Instruments

The Company follows SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and recognizes all derivative instruments on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The ineffective portion of the hedge, if any, is immediately recognized in earnings.

Stock based compensation

The Company grants stock options for a fixed number of shares to employees and directors with an exercise price equal to or above the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" (the intrinsic value method), and accordingly, recognizes no compensation expense for the stock option grants. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation.

	Year Ended December 31		
	2002	2001	2000
	(in thousands, except per share data)		
Net income available to common stockholders	$17,458	$17,502	$29,099
Stock based employee compensation costs assuming fair value method	(763)	(1,083)	(887)
Pro forma net income available to common stockholders	$16,695	$16,419	$28,212
Pro forma net income per common share:			
Basic:			
Net income available to common stockholders	$ 1.87	$ 1.87	$ 2.96
Stock based employee compensation costs assuming fair value method	(.08)	(.11)	(.09)
Pro forma net income per common share	$ 1.79	$ 1.76	$ 2.87
Diluted:			
Net income available to common stockholders	$ 1.84	$ 1.85	$ 2.93
Stock based employee compensation costs assuming fair value method	(.08)	(.11)	(.09)
Pro forma net income per common share	$ 1.76	$ 1.74	$ 2.84

The Company also accounts for restricted stock in accordance with APB No. 25 and accordingly, compensation expense is recognized over the expected vesting period.

Income taxes

The Company is a REIT for federal income tax purposes. A corporate REIT is a legal entity that holds real estate assets, and through distributions to stockholders, is permitted to reduce or avoid the payment of Federal income taxes at the corporate level. To maintain qualification as a REIT, the Company is subject to a number of organizational and operational requirements, including a requirement that it currently distribute to stockholders at least 90% of its annual REIT taxable income.

Net Income Per Common Share

Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. In arriving at income available to common stockholders, preferred stock dividends are deducted. Diluted EPS reflects the potential dilution that could occur if dilutive operating partnership units, dilutive employee stock options and warrants and dilutive 8.34% Series B cumulative convertible preferred stock were exercised or converted into common stock that then shared in the earnings of Parkway.

The computation of diluted EPS is as follows:

	Year Ended December 31		
	2002	2001	2000
Numerator:	(in thousands, except per share data)		
Basic and diluted net income available to common stockholders	$17,458	$17,502	$29,099
Denominator:			
Basic weighted average shares	9,312	9,339	9,825
Effect of employee stock options and warrants	168	103	101
Diluted weighted average shares	9,480	9,442	9,926
Diluted earnings per share	$ 1.84	$ 1.85	$ 2.93

The computation of diluted EPS did not assume the conversion of the 8.34% Series B cumulative convertible preferred stock because their inclusion would have been antidilutive.

Reclassifications

Certain reclassifications have been made in the 2001 and 2000 consolidated financial statements to conform to the 2002 classifications with no impact on previously reported net income or stockholders' equity.

New Accounting Pronouncements

In the first quarter of 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", however, it retains the fundamental provisions of SFAS No 121 related to the recognition and measurement of the impairment of long-lived assets to be "held and used". In addition, SFAS No. 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed of other than by sale (e.g., abandoned) be classified as "held and used" until it is disposed of and establishes more restrictive criteria to classify an asset as "held for sale." The adoption of SFAS No. 144 had no effect on the Company's consolidated results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4 unless the extinguishment qualifies as an extraordinary item under the provisions of APB Opinion No. 30. SFAS No. 145 also amends SFAS No.13 to require certain modifications to capital leases to be treated as a sale-leaseback and modifies the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). The company is required to adopt SFAS No. 145 in the first quarter of 2003. Management does not anticipate that the adoption of SFAS No. 145 will have a significant effect on the Company's consolidated results of operations or financial position.

Note B - Investment in Office and Parking Properties

At December 31, 2002, Parkway owned or had a direct interest in 54 office and parking properties located in nine states with an aggregate of 8,525,000 square feet of leasable space. The purchase price of office properties acquired during the year ended December 31, 2002 is as follows (in thousands):

Market Location	Purchase Price
Phoenix, AZ	$70,355
Houston, TX	27,186
	$97,541

The unaudited pro forma effect on the Company's results of operations of the 2002 purchases as if the purchases had occurred on January 1, 2001 is as follows (in thousands, except per share data):

	Year Ended December 31	
	2002	2001
Revenues	$ 9,334	$20,433
Net income..............................	$ 3,783	$ 8,290
Basic earnings per share	$ .41	$ .89
Diluted earnings per share........	$ .40	$ .88

Pro forma results do not purport to be indicative of actual results had the purchase been made at January 1, 2001, or the results that may occur in the future.

On May 30, 2002, Parkway sold a 70% interest in its investment in Parkway 233 North Michigan LLC (the "Chicago Joint Venture"), a subsidiary limited liability company that owns the 233 North Michigan Avenue building in Chicago, to an affiliate of Investcorp International, Inc. ("Investcorp") for a price equal to approximately 70% of the Company's original purchase price of the property plus all capital costs since it acquired the property in June 2001. Parkway continues to provide management and leasing for the building on a day-to-day basis. In connection with the sale, Parkway recognized a $250,000 acquisition fee in accordance with the terms of the joint venture agreement. The Company recorded a loss on the sale of the 70% interest in the Chicago Joint Venture of $269,000.

Prior to the Chicago Joint Venture, the subsidiary that owned 233 North Michigan Avenue was capitalized with equity of approximately $72 million and a 10-year first mortgage with a balance of approximately $105 million as of May 30, 2002. The first mortgage remained in place as an obligation of the Chicago Joint Venture. Parkway received net cash proceeds of approximately $55 million from the sale and used the proceeds to purchase new properties and to reduce short-term borrowings under the Company's lines of credit. The Chicago Joint Venture is accounted for using the equity method of accounting.

On May 31, 2002, the Company closed on the sale of its 96,000 square foot office property in Indianapolis, Indiana for net proceeds of $3,192,000. The Company recorded a gain for financial reporting purposes of $770,000 on the sale. The net proceeds from the sale were used to reduce amounts outstanding on the Company's lines of credit.

In 2002, the Company recorded an impairment loss on its office property in Greenville, South Carolina in the amount of $1.6 million. The loss on the Greenville property was created largely by rental rate decreases and current conditions within the market. The estimated fair value of the Greenville property was determined based upon current prices of similar properties in the market area.

The following is a schedule by year of future approximate minimum rental receipts under noncancelable leases for office buildings owned as of December 31, 2002 (in thousands):

2003	$119,421
2004	107,374
2005	86,608
2006	66,700
2007	50,788
Subsequently	141,452
	$572,343

Note C - Investment in Unconsolidated Joint Ventures

In addition to the 54 office and parking properties owned directly, the Company is also invested in two joint ventures with unrelated investors. Parkway retained a minority interest of 30% in one joint venture and 50% in the other. These investments are accounted for using the equity method of accounting, as Parkway does not control either of these joint ventures. Accordingly, the assets and liabilities of the joint ventures are not included on Parkway's consolidated balance sheets as of December 31, 2002 and 2001. Information relating to these consolidated joint ventures is detailed below.

Parkway owns a 30% interest in the Chicago Joint Venture. The carrying amount of the joint venture interest at December 31, 2002 was $15,209,000. In addition, the Company owns a 50% interest in an office property in New Orleans, Louisiana known as the Wink Building. The building is 100% leased and occupied by the other 50% partner. The carrying amount of the joint venture interest at December 31, 2002 and 2001 was $431,000 and $416,000, respectively.

Balance sheet information for the unconsolidated joint ventures is summarized below as of December 31, 2002 and December 31, 2001 (in thousands):

Balance Sheet Information

	December 31, 2002			December 31, 2001		
	233 North Michigan	Wink Building	Combined Total	233 North Michigan	Wink Building	Combined Total
Unconsolidated Joint Ventures (at 100%):						
Real Estate, Net	$172,073	$1,303	$173,376	$ -	$1,328	$1,328
Other Assets	16,416	159	16,575	-	177	177
Total Assets	$188,489	$1,462	$189,951	$ -	$1,505	$1,505
Mortgage Debt	$103,741	$ 596	$104,337	$ -	$ 661	$ 661
Other Liabilities	11,630	2	11,632	-	15	15
Partners'/Shareholders' Equity	73,118	864	73,982	-	829	829
Total Liabilities and Partners'/Shareholders' Equity	$188,489	$1,462	$189,951	$ -	$1,505	$1,505
Parkway's Share of Unconsolidated Joint Ventures:						
Real Estate, Net	$ 51,622	$ 652	$ 52,274	$ -	$ 664	$ 664
Mortgage Debt	$ 31,122	$ 298	$ 31,420	$ -	$ 331	$ 331
Net Investment in Joint Ventures	$ 15,209	$ 431	$ 15,640	$ -	$ 416	$ 416

Income statement information for the unconsolidated joint ventures is summarized below for the years ending December 31, 2002 and 2001 (in thousands):

Results of Operations

	For the Year Ended December 31, 2002			For the Year Ended December 31, 2001		
	233 North Michigan	**Wink Building**	**Combined Total**	**233 North Michigan**	**Wink Building**	**Combined Total**
Unconsolidated Joint Ventures (at 100%):						
Revenues	$19,537	$304	$19,841	$ -	$284	$284
Operating Expenses	(8,646)	(89)	(8,735)	-	(77)	(77)
Net Operating Income	10,891	215	11,106	-	207	207
Interest Expense	(5,469)	(54)	(5,523)	-	(60)	(60)
Loan Cost Amortization	(70)	(3)	(73)	-	(3)	(3)
Depreciation and Amortization	(2,831)	(23)	(2,854)	-	(22)	(22)
Net Income	$ 2,521	$135	$ 2,656	$ -	$122	$122
Parkway's Share of Unconsolidated Joint Ventures:						
Net Income	$ 756	$ 68	$ 824	$ -	$ 62	$ 62
Interest Expense	$ 1,641	$ 27	$ 1,668	$ -	$ 30	$ 30
Loan Cost Amortization	$ 21	$ 2	$ 23	$ -	$ 2	$ 2
Depreciation and Amortization	$ 849	$ 12	$ 861	$ -	$ 11	$ 11

Parkway's share of the unconsolidated joint ventures' debt is as follows for December 31, 2002 and 2001 (in thousands):

Description	Fixed Rate	Maturity	Monthly Debt Service	Outstanding Balance 12/31/02	Outstanding Balance 12/31/01
Mortgage Notes Payable:					
233 North Michigan Avenue	7.350%	07/11/11	$ 229	$ 31,122	$ -
Wink Building	8.625%	07/01/09	5	298	331
			$ 234	$ 31,420	$ 331
Weighted Average Interest Rate at End of Period				7.362%	8.625%

Parkway's share of the scheduled principal payments on mortgage debt for the unconsolidated joint ventures for each of the next five years and thereafter through maturity as of December 31, 2002 and 2001 are as follows (in thousands):

	Scheduled Amortization		
Schedule of Mortgage Maturities by Year:	**233 North Michigan**	**Wink Building**	**Total**
2003	$ 522	$ 35	$ 557
2004	561	38	599
2005	602	42	644
2006	647	46	693
2007	695	50	745
Thereafter	28,095	87	28,182
	$31,122	$298	$31,420

Note D - Note Receivable from Moore Building Associates LP

The redevelopment of the Toyota Center, formerly the Moore Building, was substantially completed as of June 30, 2000. This building is owned by Moore Building Associates LP (the "Partnership"), which added an institutional investor, Banc of America Historic Ventures, LLC, in March 2000, subject to certain conditions of the Partnership agreement pertaining to the completion of the building and realization of the historic tax credits. During the second quarter of 2000, the majority of these conditions were met and management determined that the certification of the historic tax credits was probable. With the conditions for the institutional investor ownership in the Partnership being met, the Company's ownership interest became less than 1%. Therefore, the Company deconsolidated the Partnership resulting in an increase of $18,358,000 in a note receivable from the Partnership and a corresponding decrease in real estate development. Also, during the second quarter of 2000, the Partnership completed a $15,000,000 permanent financing of the Toyota Center with the proceeds used to reduce the Company's note receivable from the Partnership. The Company in turn reduced short-term borrowings under its bank lines of credit. At December 31, 2002, the note receivable from the Partnership totaled $5,996,000 and bears interest at 13%.

Note E - Real Estate Equity Securities

During 2001, the Company sold its equity interests in other publicly-traded REITS held through its RSVP Program for net proceeds of $24,051,000. A net non-recurring gain of $1,591,000 was recognized on the sales in 2001. The RSVP Program is the Company's initiative to take advantage of discounted REIT valuations by purchasing common equity in other REITs. Parkway did not own any real estate equity securities at December 31, 2002 and 2001.

Note F - Non-Core Assets

At December 31, 2002, Parkway's investment in non-core assets consisted of the following (in thousands):

Size	Location	Book Value
12 acres	New Orleans, LA	$1,807
17 acres	Charlotte, NC	1,721
Mortgage loans	Texas	869
		$4,397

In 2002, the Company recorded an impairment loss of $205,000 on the land in New Orleans, Louisiana. The loss was computed based on market research and comparable sales in the area.

There were three mortgage loans outstanding at December 31, 2002 secured by residential real estate and a retail center.

Note G - Notes Payable

Notes payable to banks

At December 31, 2002, the Company had $141,970,000 outstanding under two bank lines of credit and a term loan. The lines of credit include a $15,000,000 line of credit with PNC Bank (the "$15 million line"), and a $135,000,000 line of credit with a consortium of 13 banks with J.P. Morgan Chase & Co. serving as the lead agent (the "$135 million line"). The interest rates on the lines of credit are equal to the 30-day LIBOR rate plus 112.5 to 137.5 basis points, depending upon overall Company leverage. The weighted average interest rates on the $15 million line and the $135 million line were 2.68% and 4.98% at December 31, 2002, respectively.

On June 4, 2002, Parkway entered into a Credit Agreement (the "Credit Agreement") with JP Morgan Chase Bank, as Administrative Agent, Wachovia Bank, National Association, as Syndication Agent, and other banks as participants. The Credit Agreement, among other things, provided for a new $35 million one-year term loan facility (the "Term Loan") of which $35 million was drawn upon and paid to Parkway as of June 4, 2002. Excluding bank fees and closing costs, the Term Loan bears interest at a rate equal to LIBOR plus 112.5 to 137.5 basis points, depending on Parkway's leverage. Accrued and unpaid interest under the Term Loan is payable monthly with the final interest payment as well as the entire principal amount outstanding thereunder due and payable on June 4, 2003. The interest rate on the Term Loan was 2.81% at December 31, 2002.

Covenants related to the $15 million line, the $135 million line and the Term Loan include requirements for maintenance of minimum tangible net worth, fixed charge coverage, interest coverage, and debt service coverage. The lines also establish limits on the Company's indebtedness and dividends.

The Company's interest rate hedge contracts are summarized as follows (in thousands):

Type of Hedge	Notional Amount	Maturity Date	Reference Rate	Fixed Rate	Fair Market Value December 31 2002	Fair Market Value December 31 2001
Swap	$51,000	01/15/03	1-Month LIBOR	5.44%	$(170)	$(1,694)
Reverse Swap	$ 5,300	07/15/06	1-Month LIBOR + 3.455%	8.08%	325	-
					$155	$(1,694)

The Company designated the swap as a hedge of the variable interest rates on the Company's borrowings under the $135 million line. Accordingly, changes in the fair value of the swap are recognized in accumulated other comprehensive income until the hedged item is recognized in earnings.

During 2002, the Company entered into a reverse swap interest rate contract. The effect of the reverse swap is to convert a fixed rate mortgage note payable to a variable rate. The Company does not hold or issue these types of derivative contracts for trading or speculative purposes.

The $15 million line is unsecured and is expected to fund the daily cash requirements of the Company's treasury management system. This line of credit matures August 3, 2003 and has a current interest rate equal to the 30-day LIBOR rate plus 130 basis points. The Company paid a facility fee of $15,000 (10 basis points) upon closing of the loan agreement. Under the $15 million line, the Company does not pay annual administration fees or fees on the unused portion of the line.

The $135 million line is also unsecured and is expected to fund acquisitions of additional investments. This line of credit matures June 28, 2004 and has a current interest rate equal to the LIBOR rate plus 137.5 basis points. The Company paid a facility fee of $225,000 (16.67 basis points) and origination fees of $464,000 (41.85 basis points) upon closing of the loan agreement and pays an annual administration fee of $37,500. The Company also pays fees on the unused portion of the line based upon overall Company leverage, with the current rate set at 25 basis points.

The Term Loan is unsecured and is expected to fund acquisitions of additional investments. The Term Loan matures June 4, 2003 and has a current interest rate equal to the LIBOR rate plus 137.5 basis points. The Company paid facility and origination fees of $170,000 (48.57 basis points) upon closing of the loan agreement. The Company does not pay annual administration fees or fees on the unused portion of the Term Loan.

Mortgage notes payable without recourse

A summary of fixed rate mortgage notes payable at December 31, 2002 and 2001 which are non-recourse to the Company, is as follows (in thousands):

Office Property	Interest Rate	Monthly Payment	Maturity Date	Carrying Amount Of Collateral	Note Balance December 31 2002	Note Balance December 31 2001
Moorefield I (1)	7.625%	$ -	03/01/03	$ -	$ -	$ 1,785
Lakewood II	8.080%	66	07/15/06	10,256	5,624	5,652
Teachers Insurance and Annuity Association (12 properties)	6.945%	869	07/01/08	157,620	78,051	82,487
Honeywell	8.125%	89	10/10/08	14,561	5,311	5,922
Capitol Center	8.180%	165	09/01/10	38,260	20,367	20,663
One Jackson Place	7.850%	152	10/10/10	17,897	14,742	15,383
IBM Building (1)	7.700%	-	03/01/11	-	-	3,546
SunCom Building	7.000%	59	06/01/11	11,785	4,446	4,826
233 North Michigan (2)	7.350%	-	07/11/11	-	-	105,359
400 North Belt	8.250%	65	08/01/11	9,389	4,789	5,163
Woodbranch	8.250%	32	08/01/11	4,248	2,306	2,486
Falls Pointe (1)	8.375%	-	01/01/12	-	-	5,112
Roswell North	8.375%	33	01/01/12	4,681	2,515	2,695
Bank of America Plaza	7.100%	146	05/10/12	29,883	20,273	-
One Park 10 Plaza	7.100%	64	06/01/12	7,163	9,478	-
BB&T Financial Center	7.300%	137	11/10/12	21,520	11,674	12,439
First Tennessee Plaza	7.170%	136	12/15/12	28,982	11,647	12,417
Morgan Keegan Tower	7.620%	163	10/01/19	33,046	18,523	19,050
		$ 2,176		$389,291	$209,746	$304,985

(1) During 2002, an extraordinary loss on early extinguishment of mortgage notes payable was recognized in the amount of $833,000. Principal paid on the early extinguishment of mortgage notes payable was $9,874,000.

(2) On May 30, 2002, Parkway sold a 70% interest in 233 North Michigan Avenue to Investcorp International, Inc. The mortgage note payable will remain an obligation of the resulting joint venture. See Note C - Investment in Unconsolidated Joint Ventures for information regarding the mortgage note payable.

The aggregate annual maturities of mortgage notes payable at December 31, 2002 are as follows (in thousands):

2003	$ 11,062
2004	11,899
2005	12,804
2006	17,669
2007	14,294
Subsequently	142,018
	$209,746

Note H - Income Taxes

The Company elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code, commencing with its taxable year ended December 31, 1997. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its stockholders. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes.

In January 1998, the Company completed its reorganization into an umbrella partnership REIT ("UPREIT") structure under which substantially all of the Company's office building real estate assets are owned by an operating partnership, Parkway Properties LP (the "Operating Partnership"). Presently, substantially all interests in the Operating Partnership are owned by the Company and a wholly-owned subsidiary.

At December 31, 2002, the Company had net operating loss ("NOL") carryforwards for federal income tax purposes of approximately $9,114,000, which expire at various dates through 2018. The Company expects to utilize the remaining NOL by December 2007. The utilization of these NOLs can cause the Company to incur a small alternative minimum tax liability.

The Company's income differs for income tax and financial reporting purposes principally because real estate owned has a different basis for tax and financial reporting purposes, producing different gains upon disposition and different amounts of annual depreciation. The following reconciles GAAP net income to taxable income for the years ending December 31, 2002, 2001 and 2000 (in thousands):

	2002 Estimate	2001 Actual	2000 Actual
GAAP net income from REIT operations (Note 1)	$29,512	$26,548	$34,896
GAAP to tax adjustments:			
Depreciation and amortization	3,406	2,498	2,197
Gains and losses from capital transactions	2,572	(165)	(6,840)
Restricted stock amortization	2,189	1,272	940
Other differences	(887)	(225)	(17)
Taxable income before adjustments	36,792	29,928	31,176
Less: NOL carryforward	(1,293)	(1,131)	(2,691)
Adjusted taxable income subject to 90% dividend requirement	$35,499	$28,797	$28,485

Note 1 - GAAP net income from REIT operations is net of amounts attributable to minority interest.

The following reconciles cash dividends paid with the dividends paid deduction for the years ending December 31, 2002, 2001 and 2000 (in thousands):

	2002 Estimate	2001 Actual	2000 Actual
Cash dividends paid	$35,499	$31,463	$26,253
Less: Dividends designated to prior year	-	(2,666)	(434)
Plus: Dividends designated from following year	-	-	2,666
Dividends paid deduction	$35,499	$28,797	$28,485

The following characterizes distributions paid per common share for the years ending December 31, 2002, 2001 and 2000:

	2002		2001		2000	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary income	$ 2.52	98.4%	$ 2.45	100.0%	$ 1.94	91.5%
Capital gains	-	-	-	-	0.10	4.7%
Unrecaptured Section 1250 gain	0.04	1.6%	-	-	0.08	3.8%
	$ 2.56	100.0%	$ 2.45	100.0%	$ 2.12	100.0%

Note I - Stock Option and Long-Term Compensation Plans

The Company has elected to follow APB No. 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation", requires the use of option valuation models that were not developed for use in valuing employee stock options.

The 1994 Stock Option Plan, as amended provides Parkway common shares ("Shares") to employees or officers of the Company and its subsidiaries upon the exercise of options and upon incentive grants pursuant to the Stock Option Plan. On July 1 of each year, the number of Shares available for grant shall automatically increase by one percent (1%) of the Shares outstanding on such date, provided that the number of Shares available for grant shall never exceed 12.5% of the Shares outstanding. In accordance with these provisions, the Shares available for grant increased 93,101 in 2002, 93,337 in 2001, and 97,890 in 2000. Under the 1991 Directors Stock Option Plan, as amended, options for up to 250,000 shares may be granted to non-employee directors. Both plans have ten-year terms.

The 2001 Directors' Plan replaced the 1991 Directors' Plan, which provided for identical option grants to the directors. The 1991 Directors' Plan expired on March 14, 2001. Under the 2001 Directors' Plan, options for up to 300,000 shares of common stock may be granted.

On June 3, 1999, the stockholders of the Company approved amendments to the Company's 1994 Stock Option and Long-Term Compensation Plan that authorized the Compensation Committee to issue restricted stock awards. Since that date, shares of restricted stock have been issued to officers of the Company as follows (in thousands, except per share data):

Date	Number of Shares	Stock Price Per Share at Grant Date	Restricted Stock
03/04/99	150	$28.3750	$4,256
09/14/99	8	$32.1875	258
05/10/00	2	$31.1250	62
11/01/00	6	$28.5625	171
12/11/00	1	$28.5000	29
03/08/01	2	$30.0000	60
	169		$4,836

The vesting period for the stock was stated as 10 years, but would be accelerated to December 31, 2002, if certain operating results were achieved by the Company through the ***5 in 50 Plan.*** Parkway met the goals set forth in the ***5 in 50 Plan.*** In February 2003, the Company's Compensation Committee determined that all of the restricted shares were vested. The Company had fully amortized the restricted shares as of December 31, 2002.

The Company recorded $4,836,000 as additional paid-in capital when the shares of the restricted stock were issued offset by unearned compensation of the same amount. The unearned compensation was deducted from stockholders' equity and is fully amortized as of December 31, 2002. Compensation expense related to the restricted stock of $2,190,000 and $1,272,000 was recognized in 2002 and 2001, respectively.

Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000: risk-free interest of 3.50%, 4.50%, and 6.25%, respectively; dividend yield of 7.30%, 7.91% and 7.15%, respectively; volatility factor of the expected market price of the Company's common stock of .202, .218 and .204, respectively; and a weighted-average expected life of the options of five years for the 1994 Stock Option Plan in 2002, 2001 and 2000; and five years, three years and five years for 2002, 2001 and 2000, respectively, for the 1991 Directors Stock Option Plan. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options. The weighted average fair value of options granted during 2002, 2001 and 2000 was $2.75, $2.88 and $3.29, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options granted in 2002, 2001 and 2000 is amortized to expense over the options' vesting period. The Company's pro forma information is detailed in Note A - Summary of Significant Accounting Policies under Stock based compensation.

A summary of the Company's stock option activity and related information is as follows:

	1994 Stock Option Plan		1991 Directors Stock Option Plan		2001 Directors Stock Option Plan	
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding at January 1, 2000	589,184	$18.32	113,500	$21.38	-	$ -
Granted	210,375	29.68	28,500	30.81	-	-
Exercised	(6,135)	17.54	-	-	-	-
Forfeited	(45,252)	30.51	-	-	-	-
Outstanding at December 31, 2000	748,172	27.75	142,000	23.27	-	-
Granted	177,200	32.80	-	-	-	-
Exercised	(19,350)	23.73	(49,500)	17.86	-	-
Forfeited	(36,320)	30.66	(3,000)	-	-	-
Outstanding at December 31, 2001	869,702	28.75	89,500	25.91	-	-
Granted	72,750	35.69	-	-	33,000	33.16
Exercised	(97,084)	29.38	(25,500)	22.32	(3,000)	30.70
Forfeited	(17,171)	30.87	-	-	-	-
Outstanding at December 31, 2002	828,197	$29.24	64,000	$27.34	30,000	$33.41

Following is a summary of the status of options outstanding at December 31, 2002:

	Outstanding Options			Exercisable Options	
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
1994 Stock Option Plan					
$ 9.00 - $12.22	46,198	1.7 years	$11.13	46,198	$11.13
$12.23 - $15.75	32,170	3.1 years	$14.16	32,170	$14.16
$15.76 - $25.63	19,125	3.5 years	$21.00	19,125	$21.00
$25.64 - $29.00	109,409	6.3 years	$27.72	68,700	$27.32
$29.01 - $31.00	180,793	7.0 years	$30.08	77,064	$29.89
$31.01 - $33.50	268,252	6.2 years	$31.42	207,194	$31.27
$33.51 - $36.00	172,250	9.1 years	$34.51	-	-
1991 Directors Stock Option Plan					
$ 8.00 - $10.20	8,250	2.1 years	$ 9.44	8,250	$ 9.44
$10.21 - $16.00	2,250	3.5 years	$16.00	2,250	$16.00
$25.01 - $30.00	18,000	5.8 years	$27.57	18,000	$27.57
$30.01 - $36.00	35,500	6.3 years	$32.10	35,500	$32.10
2001 Directors Stock Option Plan					
$30.01 - $36.00	15,000	8.4 years	$30.70	15,000	$30.70
$36.00 - $40.00	15,000	9.4 years	$36.12	15,000	$36.12

Note J - Other Matters

The Company adopted a Dividend Reinvestment and Stock Purchase Plan ("DRIP") during 1999 and registered 1,000,000 shares of its common stock in connection therewith. The Company began accepting subscriptions under the plan in February 2000. Shareholders may purchase shares of the Company's common stock through the DRIP by reinvesting dividends or by making cash payments from $100 to $10,000 per month to the DRIP.

During the year ending December 31, 2002, the Company purchased 14,100 shares of its common stock at an average price of $30.08. Since June 1998, the Company has purchased a total of 2,141,593 shares of its common stock, which represents approximately 19.3% of the common stock outstanding when the buyback program was initiated on June 30, 1998. The Company has the authority to purchase an additional 485,900 shares under its existing authorization from its Board of Directors.

During 2001, the Company issued 2,142,857 shares of its Series B Cumulative Convertible Preferred Stock to Rothschild/Five Arrows for net proceeds of $73,006,000. The funds were applied to the purchase of the 233 North Michigan Avenue Building and adjacent parking garage in Chicago, Illinois and were used to reduce amounts of debt outstanding on the Company's lines of credit. The dividend payment rate on these shares is 8.34% and dividends of $6,257,000 and $3,249,000 were declared on the stock in 2002 and 2001, respectively. Each share of Series B Cumulative Convertible Preferred Stock is convertible, at any time after December 31, 2002, into one share of Company common stock. Holders of Series B Cumulative Convertible Preferred Stock are entitled to vote on all matters submitted to the holders of Company common stock as a single class. In connection with the sale of its convertible preferred equity, Parkway issued a warrant to Five Arrows to purchase 75,000 shares of the Company's common stock at a price of $35 for a period of seven years.

Supplemental Profit and Loss Information

Included in operating expenses are taxes, principally property taxes, of $17,365,000, $14,893,000 and $11,335,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Supplemental Cash Flow Information

	Year Ended December 31		
	2002	2001	2000
	(In thousands)		
Interest paid	$24,740	$24,553	$23,279
Income taxes paid	19	142	152
Restricted shares issued and adjustments	-	60	(581)
Shares issued in lieu of Directors' fees	62	55	70
Mortgage transferred in sale of 70% interest in Parkway 233 North Michigan LLC	73,289	-	-
Note receivable from the sale of 70% interest in Parkway 233 North Michigan LLC	747	-	-

Litigation

The Company is not presently engaged in any litigation other than ordinary routine litigation incidental to its business. Management believes such litigation will not materially affect the consolidated financial position, operations or liquidity of the Company.

Interest, Rents Receivable and Other Assets

	December 31	
	2002	2001
	(In thousands)	
Rents receivable (net of reserves)	$ 775	$ 2,717
Straight line rent receivable	6,942	5,855
Other receivables	5,343	7,455
Unamortized lease costs	7,495	6,007
Unamortized loan costs	1,983	3,320
Escrow and other deposits	4,893	3,367
Prepaid items	1,040	954
Other assets	1,288	717
	$29,759	$30,392

Accounts Payable and Other Liabilities

	December 31	
	2002	2001
	(In thousands)	
Office property payables:		
Accrued expenses and accounts payable	$11,842	$ 8,424
Accrued property taxes	10,892	14,197
Security deposits	2,041	1,606
Corporate payables	4,099	3,584
Dividends payable	2,772	2,772
Deferred gains	869	877
Accrued payroll	1,455	1,190
Interest payable	1,082	1,001
Other payables	348	351
	$35,400	$34,002

Subsequent events

Effective January 6, 2003, the Company entered into an interest rate swap agreement with a notional amount of $50 million which fixed 30-day LIBOR at 1.545%. The new agreement, which matures December 31, 2003, effectively fixes the interest rate at 2.92% on $50 million of variable rate borrowing.

On February 11, 2003, Parkway purchased the Citrus Center, a 258,000 square foot office building in Orlando Florida, for $32,000,000 plus $2,590,000 in closing costs and anticipated first year capital expenditures. The purchase was funded by the assumption of an existing first mortgage on the building of $19,695,000 and $12,305,000 in cash, which represents the investment of the remaining proceeds from the Chicago Joint Venture, which was completed in May 2002. The non-recourse mortgage with Legg Mason Real Estate Services, Inc. has a fixed interest rate of 7.91% and matures August 1, 2007.

On March 6, 2003, Parkway sold a 70% interest in the Viad Corporate Center in Phoenix, Arizona to Investcorp (the "Viad Joint Venture") for $42 million. Parkway continues to provide management and leasing services for the building. In connection with the sale, Parkway will recognize an acquisition fee of $175,000 in the first quarter of 2003. The estimated gain on this transaction is approximately $900,000.

Simultaneous with the sale, the Viad Joint Venture closed a $42.5 million mortgage with Bear Stearns. The non-recourse first mortgage is interest-only for a term of two years with three one-year extension options. Interest due under the mortgage will be floating rate, which at the time of closing was approximately 4.26%. Parkway received net cash proceeds from this transaction of approximately $54 million and will use the proceeds to purchase new properties and to reduce short-term borrowings under the Company's lines of credit. The Viad Joint Venture will be accounted for using the equity method of accounting and the Company's pro rata share of debt from the joint venture will be included in the calculation of the ratio of debt to total market capitalization.

Note K - Fair Values of Financial Instruments

Cash and cash equivalents

The carrying amounts for cash and cash equivalents approximated fair value at December 31, 2002 and 2001.

Mortgage loans

The fair values for mortgage loans receivable are estimated based on net realizable value and discounted cash flow analysis, using interest rates currently being offered on loans with similar terms to borrowers of similar credit quality. The aggregate fair value of the mortgage loans receivable at December 31, 2002 approximated its carrying amount of $869,000.

The fair value of the mortgage notes payable without recourse are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The aggregate fair value of the mortgage notes payable without recourse at December 31, 2002 was $224,227,000 as compared to its carrying amount of $209,746,000. The aggregate fair value of the mortgage notes payable without recourse at December 31, 2001 was $311,522,000 as compared to its carrying amount of $304,985,000.

Note L - Selected Quarterly Financial Data (Unaudited):

Summarized quarterly financial data for the years ended December 31, 2002 and 2001 are as follows (in thousands, except per share data):

	2002			
	First	Second	Third	Fourth
Revenues (other than gains)	$ 41,080	$ 39,529	$ 37,775	$ 37,700
Expenses	(32,539)	(31,666)	(30,206)	(29,875)
Loss on sale of joint venture interest	-	(269)	-	-
Impairment loss on real estate available for sale	-	-	-	(205)
Impairment loss on office property	-	-	-	(1,594)
Minority interest - unit holders	-	(1)	-	(1)
Income before discontinued operations and extraordinary item	8,541	7,393	7,569	6,025
Discontinued operations:				
Income from discontinued operations	-	47	-	-
Gain on sale of real estate from discontinued operations	-	770	-	-
Income before extraordinary item	8,541	8,210	7,569	6,025
Extraordinary loss on early extinguishment of mortgage notes payable	(18)	-	-	(815)
Net income	8,523	8,210	7,569	5,210
Dividends on preferred stock	(1,449)	(1,449)	(1,450)	(1,449)
Dividends on convertible preferred stock	(1,564)	(1,565)	(1,564)	(1,564)
Net income available to common stockholders	$ 5,510	$ 5,196	$ 4,555	$ 2,197
Net income per common share:				
Basic:				
Income excluding discontinued operations and extraordinary item	$ .60	$ .47	$ .49	$ .32
Discontinued operations	-	.09	-	-
Extraordinary item	-	-	-	(.09)
Net income	$ .60	$ .56	$ .49	$ .23
Diluted:				
Income excluding discontinued operations and extraordinary item	$ .59	$ .46	$ .48	$ .32
Discontinued operations	-	.09	-	-
Extraordinary item	-	-	-	(.09)
Net income	$ .59	$ .55	$ .48	$ .23
Dividends per common share	$ .63	$ .63	$ .65	$ .65
Weighted average shares outstanding:				
Basic	9,254	9,285	9,329	9,376
Diluted	9,401	9,502	9,493	9,520

	2001			
	First	Second	Third	Fourth
Revenues (other than gains)	$ 30,909	$ 31,468	$ 37,477	$ 38,943
Expenses	(24,653)	(25,093)	(30,642)	(32,167)
Gain on real estate and real estate equity securities	1,611	-	-	-
Minority interest - unit holders	(1)	(1)	-	(1)
Income before extraordinary item	7,866	6,374	6,835	6,775
Extraordinary loss on early extinguishment of mortgage notes payable	-	-	-	(1,302)
Net income	7,866	6,374	6,835	5,473
Dividends on preferred stock	(1,449)	(1,449)	(1,450)	(1,449)
Dividends on convertible preferred stock	-	(129)	(1,555)	(1,565)
Net income available to common stockholders	$ 6,417	$ 4,796	$ 3,830	$ 2,459
Net income per common share:				
Basic:				
Income excluding extraordinary item	S 0.68	$ 0.51	$ 0.41	$ 0.41
Extraordinary loss on early extinguishment of mortgage notes payable	-	-	-	(.14)
Net income	$ 0.68	$ 0.51	$ 0.41	$ 0.27
Diluted:				
Income excluding extraordinary item	S 0.67	$ 0.51	$ 0.40	$ 0.40
Extraordinary loss on early extinguishment of mortgage notes payable	-	-	-	(.14)
Net income	$ 0.67	$ 0.51	$ 0.40	$ 0.26
Dividends per common share	$ 0.56	$ 0.63	$ 0.63	$ 0.63
Weighted average shares outstanding:				
Basic	9,425	9,320	9,362	9,250
Diluted	9,521	9,425	9,490	9,360

Corporate Headquarters
Parkway Properties, Inc.
One Jackson Place, Suite 1000
188 East Capitol Street
Jackson, MS 39201
(601) 948-4091 / 1-800-748-1667

Independent Auditors
Ernst & Young LLP

Registrar and Transfer and Dividend Agent
Computershare Trust Company, Inc.
1-800-942-5909

Shares
The Common Stock of Parkway Properties, Inc. is listed on The New York Stock Exchange under the symbol PKY.

The 8.75% Series A Cumulative Redeemable Preferred Stock of Parkway Properties, Inc. is Listed on The New York Stock Exchange under The symbol PKY PrA.

Dividend Reinvestment and Stock Purchase Plan
The Company offers a Dividend Reinvestment and Stock Purchase Plan which allows its shareholders to automatically invest dividends as well as make voluntary cash payments for the purchase of additional shares at a discount. For additional information, contact Computershare Trust Company, Inc. at 1-800-942-5909 or visit our Web site at www.pky.com.

Shareholder Information
Information on the Company, including news releases, quarterly reports and Form 10-K, is available at www.pky.com. Questions or requests for information can be e-mailed to the Company at mail@pky.com.

Annual Meeting
The Annual Stockholders Meeting will be held at 1:30 p.m. on May 8, 2003, at the SunCom Building, 111 East Capitol Street, Jackson, Mississippi.

Member
National Association of Real Estate Investments Trusts, Inc.

Urban Land Institute

Certified Commercial Investment Member

Institute for Real Estate Management

Building Owners & Managers Association International

Daniel P. Friedman
New York, NY; Director since 2002; Managing Member, Radiant Partners, LLC; Vice Chairman of Imperial Parking Corporation.

Roger P. Friou
Jackson, MS; Director since 1995; Private Investor.

Martin L. Garcia
Tampa, FL; Director since 1998; Managing Director, Pinehill Capital Partners; President, Garcia Enterprises; Hill, Ward & Henderson, P.A.

Matthew W. Kaplan
New York, NY; Director since 2000; Managing Director, Rothschild Realty, Inc.

Michael J. Lipsey
Orlando, FL; Director since 1997; President, The Lipsey Company (Commercial real estate training and consulting).

Joe F. Lynch
Houston, TX; Director since 1994; Chairman of the Board and Chief Executive Officer, First Continental Corporation; Limited Partner and Manager of the General Partner of First Continental Investment Co., Ltd.

Steven G. Rogers
Jackson, MS; Director since 1996; President and Chief Operating Officer since 1993; Chief Executive Officer since 1997.

Leland R. Speed
Jackson, MS; Director since 1978; Chairman of the Board since 1980; Chief Executive Officer 1980 to 1997; Chairman of the Board, EastGroup Properties, Inc.

EXECUTIVE OFFICERS

Leland R. Speed
Chairman of the Board

Steven G. Rogers
President and Chief Executive Officer

Marshall A. Loeb
Senior Vice President, Chief Financial Officer and Secretary

Sarah P. Clark
Senior Vice President, Strategic Planning and Investor Relations

David R. Fowler
Senior Vice President

James M. Ingram
Senior Vice President

Thomas C. Maloney
Senior Vice President

G. Mitch Mattingly
Senior Vice President

Regina P. Shows
Senior Vice President

Jack R. Sullenberger
Senior Vice President of Technical Services

OFFICERS

John V. Barton II
Vice President

John J. Buckley
Vice President

Roy H. Butts
Vice President and Treasurer

James S. Chustz
Vice President

Susan D. Egger
Vice President of Human Resources

William R. Flatt
Vice President

Kathleen C. Haftings
Vice President

Carol M. Matheny
Vice President, Third Party Reporting

Lisa L. McCary
Vice President

Mandy M. Pope
Vice President and Controller

G. Ryan Robison
Vice President

Edwin E. Sallis II
Vice President of Information Technology

Warren L. Speed
Vice President and Customer Advocate

Amy B. Batson
Director of Customer Services

John P. Gifford
Director of Financial Operations

Barbara A. Griffin
Director of Insurance and Administration

Michael E. Weeks
Assistant Controller


PARKWAY
PROPERTIES, INC.

